02036561

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 17, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Financial Results
January-March 2002

Note: The financial statements for the January-March 2001 period do not reflect the change in the fiscal year for Telefónica de Argentina, Telefónica Data Argentina, Telefónica Comunicaciones Personales (TCP) and Cointel to adapt them to the Group's fiscal year. As a result of this, October-December 2000 is the consolidated period for these assets in the consolidated accounts for year 2001.

FINANCIAL HIGHLIGHTS

The main points to highlight in the 1Q02 in the Telefónica Group Results are:

- The Financial results of the Telefónica Group are conditioned by the Argentine crisis, the evolution of the exchange rate and the consolidation perimeter. In the first quarter revenues decreased by -2,4%, EBITDA by -2,7% and the EBIT by -10,9%.

- The operating evolution of the businesses in Argentina and the peso depreciation impacted revenues in 570,2 million euros; EBITDA in 220,5 million euros; and EBIT in 127,1 million euros. Eliminating the Argentine contribution, revenues would have grown 5,8% and EBITDA 5,0%, EBIT would have been reduced by -1,8% while net income would have grown by 10.1% year-over-year.

- The accumulated financial impact net of taxes due to the devaluation and consequent depreciation of the peso, in the profit and loss statement and balance sheet as of March 31, 2002 reached 2.886,1 million euros. The maximum exposure of the Telefónica Group in the various Argentine companies, to this date is 1,668.3 US dollars. This amount includes the equity interest in proportion to the investment, goodwill and intercompany loans.

- The operating evolution of the businesses is shown by the 3,2% revenues grouth and the 4,1% EBITDA growth if the effects of the exchange rates and change in perimeter are eliminated. The positive evolution of the cost control and efficiency gains are demonstrated by the 1,5% reduction in operating expenses, which have inverted the past year trend and have allowed an EBITDA margin of the 41,0%.

- Solid operating and financial evolution at Telefónica Móviles, which is the largest contributor to growth in the Group. Telefónica Móviles has registered a 16,6% growth in revenues, a 22% in EBITDA and an EBITDA margin improvement, that reached 40,5%.

- Telefónica de España financial results are affected, in comparison terms, by the tariff reductions in 2001 and 2002 resulting from the adoption of "price cap" and the last year's base for comparisons. The EBITDA margin reached 44,7%.

- Telefónica Group has reduced its net debt at the end of the quarter. Free cash flow generation (EBITDA – Capex) totaled 2,093.1 million euros, an increase of 36.5% year-over-year.

GRUPO TELEFÓNICA SELECTED FINANCIAL DATA

Unaudited data
(Millions of euros)

	January-March		
	2002	**2001**	**% Var.**
Operating revenues	7,418.6	7,603.3	(2.4)
EBITDA	3,044.7	3,128.2	(2.7)
Operating profit	1,208.0	1,355.6	(10.9)
Income before taxes	(143.0)	523.9	c.s.
Net income	121.1	431.8	(72.0)
Net income per share	0.03	0.09	(72.8)
Average number of shares, millions (1)	4,765.4	4,621.5	3.1

(1) Average number of shares for the period. It includes capital increases in to fund the acquisition of cellular companies from Motorola, as well as the issuance of new shares coming from convertible bonds, weighted for the number of days listed. Bonus capital increases charged to reserves, which do not involve any change in the ownership structure, as considered as of January 1.

Number of shares at the end of the period is 4,7651,354,202

Telefónica Group Financial Results

The management comments included in this report refer to the financial evolution of the Telefónica Group according to the organizational structure by business lines. This structure was created after the completion of the tender offers for the acquisition of the minority stakes in various Latin American operators, given their relative high level of capital contribution in the Group.

These pro-forma income accounts are based on the assumption that each business line has a stake in the companies owned by the Group in the corresponding businesses, regardless of whether this stake has already been transferred or not, although ultimately, Telefónica, S.A. intends to transfer it in the future.

Furthermore, in order to facilitate the comparison and analysis of the results obtained by the Telefónica Group, the companies included in each business line have been consolidated effective January 1, regardless of when certain consolidations were actually made throughout the period. The results corresponding to the same period of the previous fiscal year are also on a pro-forma basis, under the same assumptions.

It should be noted that the assumptions considered in the preparation of these pro-forma statements by business line do not alter in any way the overall results of the Telefónica Group, and that such results have been incorporated as of the date of the acquisition of each stake by the Group.

During first quarter of 2002, Telefónica Group achieved consolidated net income of 121.1 million euros, 72.0% less than the results for the same period last year.

When analyzing the financial results for this first quarter, various circumstances which have had a noticeable impact should be taken into account, such as:

- The complicated economic situation that Argentina continues to experience. This has significantly affected the development of the Group's businesses in the country, despite the Group's implementation of all measures within its reach: to preserve, to the extent possible, the generation of cash flow coming from the country.

As we have already indicated in the last quarterly financial results, this situation affected the 2001 financial results of Telefónica Group (resulting from the application of a 1.7 pesos/dollar (1.5149 pesos/euro) exchange rate, in line with the most conservative accounting criteria established by the Spanish Accounting Regulator (ICAC) in both the profit and loss account and in lower reserves of translation differences in consolidation of 369.0 million euros and 1,424.1 million euros, respectively.

During the first quarter of 2002 and as a result of the significant depreciation the Argentine peso experienced throughout this period (-64.2% against euro), the Group's financial results suffered an additional negative effect, resulting from the application of a 2.85 pesos/dollar (2.4862 pesos/euro) exchange rate, of 254.4 million euros, and lower reserves of translation differences in consolidation of 838.6 million euros

Additionally, the use of latest exchange rate effective prior to the release of this results, would not imply any signifficant additional impact on the Group's individual and consolidated accounts.

On March 31, 2002, Telefónica Group's maximum exposure to its different Argentine companies totaled 1,668.3 million euros, which includes the equity value assignable in these investments, their goodwill, and the internal financing provided.

Among the still pending issues is the required renegotiation with the Argentinean government of Telefónica de Argentina's future rates. This renegotiation will take place as a result of the issuance of Law 25.561 on January 6, 2002, which establishes that tariffs are denominated in pesos at an exchange rate of 1 peso for 1 US dollar.

Likewise, the measures adopted by the Argentinean Government and the consequences on the Group's financial statements could cause, under certain circumstances, certain equity and financial imbalances, such as: negative equity, the inability to cover short-term foreign debt payment obligations due to limitations on the convertibility of the peso, the need to accelerate payments of financing contracts, etc.

To the extent that the aforementioned circumstances have not occurred on the date these annual results were prepared, because their future unfold is as yet uncertain, we have not been able to quantify their possible impact, if any, on the consolidated financial statements as of March 31, 2002.

- Non-recurring negative results totaling 198.2 million euros were the result of the following factors: lower capital gains from the sale of the securities portfolio in the first quarter of last year in the amount of 68.1 million euros, net of taxes; lower non-recurring positive results in the amount of 150 million euros, posted in first quarter 2001, stemming from the reversion of the provisions awarded in fiscal 1999 by Telefónica de España; higher provisions provided during the quarter for securities portfolio depreciation in the amount of 36.2 million euros; and finally higher non-recurring negative results from Admira Media in the amount of 43.4 million euros, as a result of the provisions associated with the investment made in Azul Televisión investment in Argentina.

- The positive balance of 179.1 million euros in the corporate tax provision, as a result of posting under this heading credits from deductions and contributions pending application for tax purposes. Because these were carried out under a criterion of prudence, there is no doubt as to their future use. The amount totals 257.9 million euros and has been accounted in accordance with the stipulations set forth in the March 15, 2002 Resolution issued by the Spanish Accounting Regulator responsible for these matters (ICAC), and in accordance with international accounting standards.

Excepting the aforementioned circumstances, the Group's operating performance can be considered positive. Thus, the Group's customer base at the end of March reached 74.6 million customers (79.8 million customers in total), up 11.4% (7.6 million customers added) from the same period last year and a 1.9% or 1.4 millions growth compared to the previous quarter.

This growth mainly comes from the year-over-year increase of 5.4 million subscribers (21.4%) in Telefónica Móviles' managed customer base, which totaled 30.8 million at the end of the quarter. In the last quarter alone, Telefónica Móviles' managed customer base grew by more than 965,000 subscribers, more than 54% of these from Spain.

Equally noteworthy is the growth in the fixed telephony managed customer base, which rose 5.1% or 2.1 million lines, 1.6 million of which are in Latin America (1.3 million belong to Telesp).

As for growth in customer base broken down by region, emphasis should be placed on the balance of growth obtained versus the first quarter 2001, with Latin America experiencing 45.7% growth.

From a financial standpoint, consolidated revenues for the Group reached 7,418.6 million euros, down 2.4% from the same period last year. This decrease in revenues is conditioned, firstly, by the negative evolution of the Latin American exchange rates and by the changes in the Group's consolidation perimeter, which, together, mainly affect Telefónica Latinoamérica and Admira Media, and secondly, on the revenues evolution of Telefónica de España.

It should be noted that fluctuations in the exchange rate assume 7.5 percentage points of lower growth in the Group's consolidated revenues, mainly due to the depreciation of the Argentine peso throughout the period and, to a lesser extent, due to the devaluation of the Brazilian real. This negative performance has mainly affected the revenues from Telefónica Latinoamérica, which totaled 2,155.1 million euros, 16.9% lower than in first quarter 2001, and which contributed -5.8 percentage points to the growth of the Group's consolidated revenues. It is necessary to stress that a large part of the decline shown at Telefónica Latinoamérica was caused by the performance of Telefónica de Argentina, whose revenues fell 16.0% in local currency –January-March 2002 vs October-December 2000- (-56.0% in euros), caused by the difficult macroeconomic environment of the country. These figures, however, are influenced by the change in fiscal year accounting carried out by the Company during fiscal 2001. If we adjust fiscal 2001 to the current fiscal year, the decrease would be 7.5% in local currency (51.9% in euros). On the other hand, the performance of Telesp in Brazil, the Group's most important asset, grew 15.9% in local currency (3.4% in euros). This was basically due to the growth experienced in lines in service throughout fiscal year 2001 and the 10.4% average tariff increase, which went into effect in June of the same year. If we exclude the exchange rate variations and adjust TASA's fiscal year 2001 to the current fiscal year, Telefónica Latinoamérica's revenues would have grown 3.1%.

Likewise, Admira Media has been hurt by the evolution of the exchange rate (ATCO posted a 42.4% revenues decrease in local currency) and the crisis in the advertising market, which has translated into less revenues in all of the Group's Companies. At the same time, it was also influenced by the change in Onda Cero's consolidation criteria, which from this quarter onwards is consolidated by the equity method, as a result of the decision to sell the radio station to Grupo Antena 3.

As for Telefónica de España, consolidated revenues reached 2,518.7 million euros, 2.7% below those reported for the same period last year, which contributed negative 0.4 percentage points to the Group's consolidated revenues. This negative contribution is, however, in line with the performance expected for Telefónica de España throughout the fiscal year, due to the fact that in the first quarter, the Company's revenues were affected by tariff decreases throughout fiscal 2001 and during the first quarter of 2002, according to the price cap system. Anyway, throughout the coming quarters this differential will improve and will enable the Company to end the fiscal year at similar levels to last year's.

In relative terms, Telefónica Móviles continues to be first contributor to Group's revenue growth in relative terms (3.4 percentage points), totaling 2,261.6 million euros, 16.6% more than in March 2001, making it the number two company in absolute contributions to growth in the Group's consolidated revenues. This growth is mainly due to the positive performance of Telefónica Móviles España, mainly due to the increase in the customer base, increased traffic, and higher terminal sales, partially offset by lower ARPU, although the incorporation of new companies into its consolidation perimeter has played a role.

If we exclude the effects of the exchange rate and perimeter, the Group's consolidated revenues would have grown by 3.2% over March 2001.

Revenues performance has been partially offset by the positive development in operating expenses, which totaled 4,344.8 million euros, down 1.5% from the first quarter of fiscal 2001 and that reverts the trend in relation to the previous year, demonstrating the Group's effort in reducing costs and achieving efficiency. Operating expenses, as well as revenues, were also influenced by the evolution of the exchange rate and the perimeter, to such an extent that if we exclude both effects, operating expenses would have increased 2.7%, 0.5 percentage points below the revenues growth rate.

It is important to mention that all lines of business experienced a lower growth rate in costs than in fiscal 2001 except Telefónica Móviles, due to the impact of the centralized handset procurement model introduced in December 2001, and Telefónica España, due to the higher expenses associated with launching ADSL.

As for bad debt evolution, despite the increase Telefónica de Argentina experienced to 9.4% over revenues at the end of the first quarter from 6.4% at the close of fiscal 2001, the Group's performance improved by 0.2 percentage points over the same period last year, 2.4% over revenues against 2.6% in March 2001. This improvement is mainly due to Telefónica Móviles, whose ratio of bad debt over revenues fell 1.4 percentage points to 1.6% because of Telefónica Móviles España's positive management of its customer portfolio.

Consolidated EBITDA at the end of the first quarter reached 3,044.7 million euros, down 2.7% from the same period last year. This figure, as with figures for revenues and expenses, was influenced by exchange rate variations in Latin American currencies and in the consolidation perimeter. If we excluded both effects, the EBITDA reported would have grown by 4.1%. (The exchange rate deducts 8 percentage points from EBITDA growth, while the consolidation perimeter contributes 1.2 percentage points). In terms of margins, however, the performance is positive, if we take into account that margin over revenues was 41.0%, just 0.1 percentage point below the same period last year.

The company that contributed the most to the Group's EBITDA growth was Telefónica Móviles (5.8 percentage points), totaling 916.6 million euros, up 22.0% from the same period last year and 5.4 percentage points above the revenue growth rate for the period, which demonstrates the Company's effort in reducing costs. This effort led to an improvement in the EBITDA margin of 1.8 percentage points compared to March 2001, with the margin over revenues reaching 40.5% (38.7% in 1Q01).

Terra Lycos contributed 1.1 percentage points to the consolidated EBITDA growth of the Group, as a result of the cost cutting program implemented by the Company, which has enabled the EBITDA at the end of the first quarter to reach -46.8 million euros versus –82.7 million euros in the same quarter last year. Similarly, Telefónica Data contributed 0.3 percentage points to growth, mainly due to the improved results obtained in Brazil and Peru and the cost cutting program carried out in Telefónica Datacorp, although the change in its consolidation perimeter also had an influence.

On the other hand, Telefónica Latinoamérica's EBITDA totaled 1,050.0 million euros, down 18.7% from first quarter 2001 (deducting 7.7 percentage points from the Group's consolidated EBITDA growth). These evolution were mainly due to Telefónica de Argentina, whose EBITDA in local currency fell 7.0% (January-March 2002 vs. January-March 2001), as well as the negative evolution of the exchange rates. If we exclude the depreciation of Latinamerican currencies and adjust TASA's 2001 EBITDA to the current year, Telefónica Latinoamérica's EBITDA would have grown by 2.8%.

Telefónica de España, subtracted 4.1 percentage points from the Group's consolidated EBITDA growth, totaling 1,126.9 million euros, down 10.3% compared to the same period last year. This drop, as was anticipated in the fourth quarter 2001 financial results, was significantly determined by tariff decreases stemming from the implementation of the Price Cap system throughout 2001 and the first quarter of 2002, the evolution of market share, and the increase in costs related to the launch of retail ADSL service. As a result of the above, the EBITDA margin at the end of the quarter was 44.7%, which is slightly above the margin posted for the entire fiscal 2001. Despite the EBITDA reported for this first quarter, the Company hopes to continue improving in comparative terms throughout the year, and by the end of the year hopes to reach similar levels to those reported in 2001.

As for the Group's financial expenses, these totaled 856.1 million euros, up 75.6% from the first quarter 2001. This growth, however, was due to the impact the devaluation of the Argentine peso had during the quarter, which was 418 million euros. If we excluded these effects, financial costs for the quarter would have been 438 million euros, 10% less than the same period last year, due to the 0.67% average cost reduction of the debt.

As for the Group's net debt, at the end of March it rose to 28,684.0 million euros, down 0.9% from the 28,941.6 million euros posted at the end of fiscal 2001. This decrease was mainly due to the operating cash flow generated by the Group during the quarter (1.010 million euros), that allowed to more than offset the higher level of net debt as a result of the increase in non-euro denominated debt, due to the appreciation of the dollar against the euro (237 million euros), and higher financial investments in the period (282 million euros). Free cash flow (EBITDA – Capex) totaled 2,093.1 million euros, an increase of 36.5% year-over-year

Goodwill amortization totaled 170.0 million euros, down 26.8% from the result posted for first quarter 2001, which was the result of extending the amortization period of Terra Lycos' goodwill assets from 5 to 10 years, which started on the second half of 2001.

Capex for the period totaled 951.6 million euros, 40.3% lower compared to the same period last year. This is a generalized decrease in all of the Group's lines of business, except for Telefónica de España, which remained at the same level due to the investments needed to lead the broadband development in Spain. Among all lines of business, the reduction at Telefónica Latinoamérica (64.1%) should be highlighted. This reduction was mainly due to the lower capex dedicated to Telesp after it met the targets established by the Brazilian regulator in 2001 (-63.7%) and because of the strict capex control and rationalization policy put in practice in the rest of the countries in the region. Nevertheless, the strong cyclical behavior of investments should be taken into account. For this reason, this performance should not be extrapolated for coming quarters.

GRUPO TELEFÓNICA

MARKET SIZE

Thousands	January-March		% Var.	Weighted (*)		% Var.
	2002	2001	01/02	March 2002	March 2001	01/02
Lines in service	**45,410.2**	**43,259.1**	**5.0**	**39,632.2**	**37,553.9**	**5.5**
In Spain	21,100.5	20,600.3	2.4	21,100.5	20,600.3	2.4
In other countries (1)	24,309.7	22,658.8	7.3	18,531.7	16,953.6	9.3
Cellular customers	**33,271.5**	**27,163.5**	**22.5**	**24,607.1**	**19292.6**	**27.5**
In Spain	17,135.0	14,246.3	215	16,051.0	13,192.1	21.7
In other countries (2)	15,956.5	12,917.2	23.5	8,556.1	6,100.5	40.3
Pay TV customers (3)	**1,148.9**	**1,025.2**	**12.1**	**727.0**	**655.2**	**11.0**
In Spain	808.3	674.0	19.9	393.1	327.8	19.9
In other countries	340.6	351.2	(3.0)	333.9	327.4	2.0
TOTAL	**79,830.6**	**71,447.8**	**11.7**	**64,966.3**	**57,501.7**	**13.0**

(*) Weighted by the economic interest in each of the companies.

(1) Lines in service: includes all lines in service in March 2002 and March 2001 for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, and CanTV.

(2) Cellular customers: includes all cellular customers as of March 2002 for Telefónica Servicios Móviles España, Medi Telecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, CRT Celular, TeleSudeste Celular, TeleLeste Celular, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam, and CanTV.

(3) Pay TV customers: includes all pay television customers for Vía Digital in España and Cable Mágico in Perú.

TELEFÓNICA GROUP FINANCIAL RESULTS BY COMPANY

Unaudited data	Income			EBITDA			Operating result		
Millions of euros	January-March			January-March			January-March		
	2002	**2001**	**% Var.**	**2002**	**2001**	**% Var.**	**2002**	**2001**	**% Var.**
G. Telefónica de España	2,518.7	2,588.7	(2.7)	1,126.9	1,255.7	(10.3)	448.1	579.0	(22.6)
Cellular Business	2,261.6	1,939.3	16.6	916.6	751.2	22.0	575.8	446.3	(29.0)
G. Telefónica Latinoamérica	2,155.1	2,594.7	(16.9)	1,050.0	1,291.5	(18.7)	419.0	634.4	(33.9)
G. Telefónica Data	456.8	406.4	12.4	16.9	7.3	133.3	(37.7)	(32.5)	15.8
G. Terra-Lycos	159.5	177.2	(10.0)	(46.8)	(82.7)	(43.4)	(87.2)	(115.2)	(24.3)
Directory Business	68.0	51.6	31.8	6.9	(10.9)	c.s.	(0.5)	(16.3)	(96.7)
G. Admira Media	217.8	283.7	(23.2)	6.8	10.5	(35.4)	(9.0)	(6.7)	33.7
G. Atento	156.4	153.5	1.9	10.4	11.4	(8.5)	(12.9)	(4.8)	169.7
Other subsidiaries	294.4	297.3	(1.0)	(49.0)	(55.8)	(12.2)	(93.3)	(80.0)	16.7
Eliminations	(956.9)	(971.4)	(1.5)	(18.2)	(55.0)	(64.9)	1.4	(33.1)	c.s.
GROUP	**7,418.6**	**7,603.3**	**(2.4)**	**3,044.7**	**3,128.2**	**(2.7)**	**1,208.0**	**1,355.6**	**(10.9)**

FINANCIAL RESULTS BY LINE OF BUSINESS

FIXED TELEPHONY BUSINESS

GRUPO TELEFÓNICA DE ESPAÑA

During the first quarter of the year and as a result of a very demanding regulatory environment at Telefónica de España, competitive pressures have increased, in both access and in traffic, especially from cable operators.

At the end of the period, the competition was able to increase its share of the access market by an estimated 4.8%. Thus, during the quarter, there was a net decrease in PSTN and ISDN lines of 106,389 lines. The figure attained for pre-assigned lines was 1,454,815 of which around 947,000 (65.1%) are totally pre-assigned (including local calls).

As for traffic, the total volume 35,160 million minutes, representing a 3.4% increase over the same period of 2001. The 16.5% growth in incoming traffic reported for the quarter has been partially offset by outgoing traffic, representing over 70% of total minutes used, which fell 1.0%. The decrease in outgoing traffic was primarily due to the 10.1% year-over-year fall in local traffic and, to a lesser extent, by the decreases in DLD traffic, down 5.7% from the first quarter 2001, and ILD traffic, down 20.4% as a result of the rationalization of the PUT (Public Use Telephony) traffic reselling business. On the other hand, provincial traffic grew 25.2% and fixed-to-mobile went up by 3.1%, both compared to the same period last year. Lastly, despite a slowdown in Internet traffic resulting from the migration toward broadband, total Internet minutes increased year-over-year by 5.6%.

The marketing of packaged minutes has continued to be well accepted by the market, especially Local Traffic packages, which totaled 2,443,084 subscribers at the end of the quarter. Thus, the total number of franchised plans reached 3,695,858 during the first quarter of this year, up 58.9% over last year.

As for Value-Added Services, we should note that the number of active voice mailboxes reached 10,401,800 at the end of March, and Caller ID Service reported 3,773,535 subscribers, up 94.9% from the same period of last year.

Total usage, measured in terms minutes per line per day, increased to 21.79 and grew 3.8% over the first quarter of last year.

As we anticipated last quarter, the results obtained in the first quarter of 2002 decreased in both income and EBITDA. These decreases significantly resulted from tariffs decreases related to the implementation of the Price Cap system in both 2001 and 2002 and from the decrease in interconnection rates approved in August 2001. This downward trend will continue to slow throughout the period, thanks to the growing Internet and Broadband businesses, coupled with the gradual decrease in revenue volume from fiscal 2001. These will enable the revenues and EBITDA to reach similar levels to those obtained in 2001.

Operating Revenues for Telefónica de España Group as of March 2002 totaled 2,518.7 million euros, a year-over-year decrease of 2.7%. Revenues from Telefónica de España Operating Company, which counted 96.2% of the Group's total revenues, shrank by 2.8%, mainly due to strong tariff decreases imposed by the Price Cap in the traditional business. Additionally, the revenue growth permitted by the Broadband business is in part offset by the economic impact on the traditional business. The fixed percentage of total revenues at the end of the first quarter is 51.2%, up 7.9 percentage points from the same period in 2001.

Revenues from traditional business, which represents 80% of the total revenues, reached 1,941.3 million euros, down 3.9% from March 2001. The evolution of this business reflects the strong impact in 2001, and in January and March of this year of the DLD and provincial tariff decreases. These decreases reached to 11.8% and 15.8%, respectively. The 1.2 euro increase in the monthly fee for Basic Telephone Service in January 2002 has not entirely offset the revenue lost from the tariff cuts for DLD and provincial traffic.

As a result of this, revenues from usage fell 13.8% from first quarter 2001.

Revenues from the wholesale business, which totaled 331.4 million euros, remains flat compared to last year, despite a strong drop in interconnection rates in August 2001. This tariff reduction was offset by the traffic associated with this business, up 16.5% in March.

Internet and Broadband revenues reached 151.3 million euros and grew 6.7% over the first quarter of the year.

The total number of ADSL customers reached 527,604 users, in line with the goal of 900,000 customers by the end of the year.

With the launch of "ADSL Solutions" for corporations, a part of the eBA platform (Broadband e-Solutions) last March 4, Telefónica de España has taken a very important step forward in capturing new revenues in the Broadband business through value-added services. The new range of "ADSL Solutions", developed in conjunction with Terra-Lycos, offers small- and medium-sized businesses gradual services that range from creating an intranet to develope and manage their own web and creating on-line stores with the tools necessary to active management, logistic control, transactions, and presence in an on-line mall.

The operating expenses for Telefónica de España Group totaled 1,408.3 million euros, up 3.9% over March 2001. This growth was mainly due to the costs evolution of Telefónica de España's related to the deployment of the new ADSL retail service, starting September 2001.

Personnel expenses for Telefónica de España Group, which reached 523.8 million euros, is virtually at the same level as last year (-0.5%). The decrease in these expenses reflects a 0.7% average decrease in the number of employees, with the number of employees at the end of the first quarter dropping to 40,810. Productivity in terms of lines per employee, including ADSL lines, reached 517.0 and grew 3.2% over March 2001.

Cost of supplies for Grupo Telefónica de España, which totaled 614.4 million euros, were up 4.3% from last year. Interconnection costs totaled 388.6 million euros, and continued on a downward trend from last year, down 4.5% from last quarter.

The external work, provisions, and services of Telefónica de España Group grew 15.9% at the end of the quarter, reaching 227.0 million euros, evolving as expected. The trend for these costs, which are mostly commercial, depends on the need for a significant effort to strengthen the Company's commercial position, all in order to develop its Broadband business.

The company efforts to apply control systems on provisions for bad debt have enabled traffic provisions to return to levels comparable to those before the rationalization of the PUT (Public Use Telephony) traffic reselling business, with growth of just 2.5% over March last year.

As a result of the above mentioned evolution in revenues and costs, the EBITDA of Telefónica de España Group reached 1,126.9 million euros, a 10.3% decrease compared to the first quarter 2001. EBITDA margin, however, are 44.7%, up 0.6 percentage points on 2001 levels, while margin of the operating company hit 46.7% for the quarter.

Given Telefónica de España's operating performance and its maintenance of the level of depreciation (+0.3%), the Operating Results for the Group totaled 448.1 million euros, 22.6% less than the results reported in March 2001.

Capex at the end of the first quarter reached 410.5 million euros, down 0.2% from the same period in 2001. While 53% of this investment was made in the traditional business, the remaining 47% was applied to new businesses, in clear alignment with the Company's transformation policies.

GRUPO TELEFÓNICA LATINOAMÉRICA

First quarter financial statements for Telefónica Latinoamérica include the effects derived from the impact of the Argentine peso's devaluation on the debt of the Argentine operators. Argentina's currency fell in value from 1.5149 pesos/euro (1.7 pesos/dollar) to 2.4862 Argentine pesos/euro (2.85 pesos/dollar), given that the financial statements for December 2001 include the effect of the devaluation of the foreign currency debt adjustment in Argentina at 1.5149 Argentine pesos/euro (1.7 pesos/dollar), following the prudence principle established by the ICAC. On the other hand, at the time Telefónica de Argentina's financial results were consolidated, the applied average exchange rate for the period was: 1.7738 Argentine pesos/euro (2.02 pesos/dollar).

In addition, starting January 2002, the fiscal year for Telefónica de Argentina and Cointel ran from January to December, matching the rest of the Group's operators. Nevertheless, the 2001 financial statements for Telefónica Latinoamérica included in the TASA and Cointel accounts a one-quarter delay (October-December 2000).

The first three months of fiscal 2002 were influenced by the regional economic slowdown and the devaluation of the Argentine peso, which forced fixed operators in Latin America to look for strategic action to adapt to this new environment. This effort has been reflected in the first quarter financial results, with a 2.8% growth in EBITDA in constant exchange rates and adjusting TASA's fiscal year 2001 to the current fiscal year.

From the financial-economic point of view, operating revenue reached 2,155.1 million euros, down 16.9% from year over year, primarily due to the depreciation of the Argentine peso (-50.6% on average), the Brazilian real (-15.3% on average), and the Chilean peso (-9.3% at the end of the period) relative to the dollar. These were not offset by the 5.3% appreciation of the dollar relative to the euro, given the fact that, in constant terms and adapting TASA's 2001 fiscal year to the current, operating revenues would have experienced a growth of 3.1% year over year. This moderate rate of change is the result, on the one hand, of the 15.9% increase in Telesp's revenues in local currency and, on the other hand, the decrease observed at the rest of the operators, also in local currency: -16.0% at TASA (January-March 2002 versus October-December 2000; –7.5% January-March 02 vs. January-March 01), reflecting the crisis, and -0.7% and -1.9% at CTC and TDP, respectively, derived from the contractions in their respective long-distance and local telephony markets.

Total operating expenses for Telefónica Latinoamérica, which rose to 1,153.2 million euros, showed a 3.3% growth in constant terms and adjusting 2001 TASA's fiscal year to the current fiscal year, due to the increases registered in local currency derived from increases in Telesp (15.2% in line with the growth of the customer base) and Telefónica del Perú (2.9%, from higher interconnection costs). These was partially offset by cost-cutting at TASA (-15.3% in local currency, January-March 2002 versus October-December 2000, but which were -9.4% if homogenous quarters - January-March - are compared) and at CTC (-4.8% in local currency), which together reflect the cost-cutting policies implemented during the second part of last year in both companies to offset the impact of the economic crisis and the drop in revenues, respectively.

There was an 18.7% drop in the EBITDA from last year, mainly as a result of the drop in TASA's EBITDA, which was caused by the economic situation in the country, as well as by the negative evolution in the exchange rates. However, if the effects of the exchange rate are not considered, and 2001 TASA's fiscal year is adapted to the current fiscal year, the EBITDA would have grown 2.8%, as a result of the increases posted by Telesp and CTC (+15.8% and +4.3%, respectively, in local currency), which offset the drop of 7.0% at TASA (January-March 2002 versus January-March 2001), and the 11.2% drop at Telefónica del Perú, both measured in local currency.

Net Income for the quarter reached 72.6 million euros loss compared to a profit of 174.5 million euros last year. This result was significantly impacted by including 234.3 million euros (net of taxes) from adjusting the exchange rate of the debts of TASA, THA and Cointel. This effect is in addition to the one included at the close of 2001 on the financial statements of Telefónica Latinoamérica (309.9 million euros impact in net income), which was considered at an exchange rate of 1.5149 Argentine pesos/euro (1.7 pesos/dollar). Thus, the March statements include a debt adjustment from 1.5149 Argentine pesos/euro (1.7 pesos/dollar) to 2.4862 Argentine pesos/euro (2.85 pesos/dollar).

The positive income tax provision reported for the quarter totaled 132.6 million euros, caused mainly by the activation of the DAEX (Export Activity Deduction) tax credit, which generates an income of 59.2 million euros, as well as the tax credit due to the exchange rate losses from the devaluation of the Argentine pesos (130.1 million euros), which offset the tax provisions from the rest of the operators.

As of the end of March, Telefónica Latinoamérica had 21.6 million lines in service, with a year-over-year growth of 7.9%, with Telesp contributing 58% of all new additions. During the first quarter, Telesp reported a negative net addition of lines as a result of the decreased number of new costumers caused by more rigorous entry filter processes after the ANATEL targets were met, and because of a higher number of disconnections, which is enabling the improvement of the quality of the customer base by turning the process to drop customers who had problems with late payments more efficient. These measures are already yielding positive results in terms of consumption.

The Broadband market continues to be a key objective of Telefónica Latinoamérica, and it has enabled the company to attain 273,432 users in service, more than 4 times the amount for the same period last year.

At the end of March, there were 26,744 employees at Telefónica Latinoamérica (30,369 employees including Sonda and Cablemagico), down by nearly 4,200 employees from March 2001, following an effort to reduce the headcount, mainly at Telesp and CTC.

At the end of the first quarter, accumulated investments totaled 241.7 million euros, down 64.1%, following an effort to rationalize investments in response to the new environment (primarily due to the early compliance with Telesp's targets and the Argentine crisis) and in order to protect Free Cash Flow.

Brazil

At the beginning of March, Anatel certified that Telesp had complied with its targets ahead of schedule. This enabled all of Telefónica Group's companies in Brazil to request new authorizations and thereby to offer broader coverage and services to the rest of the country. The mandatory license has already been awarded (it was received on April 26), so Telesp has begun to offer international long distance service from Sao Paulo in May, 7 and in the coming months it will be offering the other long distance services.

Telesp ended the first quarter of the year with over 12.5 million lines in service, which represents a year-over-year growth of 12.3%. With the objective of complying with the goals ahead of schedule, Telesp, after the great expansion in its subscriber base during 2001, registered a negative net addition of lines for the first quarter of the year. Measures were adopted to make it easier for the company to drop customers who presented problems of rate payment, and stricter controls were established for new installations. These procedures are allowing the company to "clean" and improve the quality of its customer base, and are already translating into an improvement in local traffic per line per day.

It is also worth mentioning the estimated share of the São Paulo DLD intrastate, which reached 78.4% as of March 2002, more than 3 percentage points above the market share reported for March 2001.

ADSL lines rose by the end of March to 215,671, which is 3.5 times above the figure reported for the same period last year. In spite of being below the targets set for the period, the growth rate, that started to improve in March, is expected to improve in the 2Q02 with the launching of promotional campaigns.

After complying with the goals, Telesp implemented a severance program at the last quarter of 2001. This intends to adapt Telesp's structure to an increasingly competitive environment and in part of the ongoing process to swap of fixed costs for variable costs. To this end, the lines in service per employee reached 1,191 in March 2002, up 43.4% year over year.

At the end of the first quarter of 2002, Telesp registered an EBITDA growth of 15.8% in local currency (3.3% in euros) mainly due to the expansion of the average lines in service (15.6% year-over-year terms), a 10.4% average tariff increase in local currency, registered in July 2001, and the positive performance registered in long distance traffic allowed the company to report revenues of 1,138.8 million euros, with year-over-year growth of 15.9% in local currency (3.4% in euros). The increase in revenues has offset higher expenses from expanded activity and bad debt (from applying a more conservative provisioning policy since May 2001, in line with the criteria applied by Grupo Telefónica Latinoamérica's other operators). As for bad debt, although a year-over-year increase was reported because of the aforementioned criteria change, during the first quarter of 2002, this figure has remained stable at 3.6% over revenues (3.5% cumulative for fiscal year 2001).

Net income reached 101.6 million euros, down 12.4% in local currency (-21.8% in euros). This was due, on the one hand, to the increase in amortizations and, on the other hand, higher financial expenses derived from increases in the average debt level reported from the second semester 2001, both related to the investment effort to obtain the early completion of goals. Early compliance of the goals has implied a significant decrease in the CAPEX (-63.7% in euros year over year) to 189.4 million euros, which positions the CAPEX/Revenues ratio at 16.6%.

Argentina

TASA's financial results for the first quarter of 2002 have been marked by the economic crisis in Argentina. The following factors stand out:

- *Devaluation of the peso* to 2.85 pesos/dollar at the end of March, which has produced negative exchange differences of 3,449.1 million pesos. In accordance to the Argentine Accounting Regulation, the enterprises there established, could not record in their respective financials the effects of the peso devaluation once the this has occurred on 2002. Consequently, Telefonica de Argentina results hereby presented, and referring to the first quarter 2002, incorporate the effects of the Argentine peso devaluation from the exchange rate of 1 peso/dollar to 2.85 pesos/dollar.

- *High inflation,* (7.9% year-over-year variation in the CPI), which Argentine law has not yet allowed to be incorporated into telephone tariffs.

- *Deterioration of the economic situation,* a 12% to 15% drop is expected for GDP during this quarter, which is reflected in less usage expressed, both in Local service (-5.6%) and in Long Distance service (-11.4%), and higher bad debt (the provision for bad debts rose to 9.4% over revenues for the first quarter of 2002 versus 6.9% for the same period of 2001).

Despite the poor economic situation, TASA's EBITDA totaled 179 million euros, and although this represents a drop of 7.0% in local currency (-51.6% in euros) from January-March 2001, it presents a margin over revenues of 52.2%, very similar to last year's.

Revenues fell 7.5% in local currency (-51.9% in euros) mainly due to the crisis, which affected to a greater extent the Long Distance, ISP, and Equipment businesses, although the market share has remained at levels similar to last year, long distance being the only one that increased. Operating expenses fell 9.4% in local currency (15.2% if we exclude provisions for bad debts) and 52.9% in euros, reflecting the company's effort to reduce costs to offset the drop in revenues.

TASA posted losses of 1,928.8 million euros mainly due to the recognition of the exchange rate difference in foreign currency nominated debt, measured by the end-of-quarter exchange rate (1 dollar = 2.85 pesos), versus the exchange rate at the close of 2001 (1 dollar = 1 peso). If we eliminate this effect, net income would have totaled 15.8 million euros compared to 86 million euros during the January-March 2001 period, basically as a consequence of the drop in EBITDA.

Regarding CAPEX and given the country's economic situation, TASA invested 19.2 million euros during the first quarter of 2002, which represents a 41.1% year-over-year reduction in local currency (-79.1% in euros).

As for the operating parameters, there has been a noticeable increase in lines in service (3.5%) mainly through products targeted at minimizing the risk of non-payment (the number of prepaid lines rose 46.9%), the year-over-year drop in new subscriptions (-55.6%) given the investment contention, and lower traffic per line per day (-9.3%) mainly due to Internet, since fixed-to-fixed traffic (9.13 minutes) remains at the same levels as for 2001.

Chile

During the first quarter of 2002, Telefónica CTC Chile (Fixed Telephony Operator FTO and Sonda) reported revenues totaling 335.6 million euros, down 0.7% from the same quarter of 2001 in local currency (-5.1% in euros). Several factors have had a significant impact on this: the 1.9% drop in revenues from local telephony, measured in local currency, due to shifting of the client base towards flat rate and pre-paid schemes and due to the cannibalization of mobile telephony. Particularly noteworthy is the development of the Long Distance business, where revenues was up 11.0% in local currency (6.0% in euros) over last year, despite the negative evolution that the long distance market has been experiencing since the final months of 2001, which translates into the loss of customers in some of the company's semi-flat rate plans.

The accumulated EBITDA in March reached 140.4 million euros, up 4.3% in local currency over March 2001 (maintained in euros). This growth has been sustained due to the good performance of expenses, down 4.8% in local currency from last year (-9.1% in euros) mainly due to the plans of cost rationalization that have been put in place since last year. It is also worth mentioning the favorable performance of the provision for bad debt, which decreased slightly from 2001 levels, totaling 1.7% of revenues (versus 2.0% for the same period of 2001).

Non-operating profits were above those obtained in March 2001, thanks to an improvement in both the extraordinary and the negative financial results, which are 6.5% lower, in local currency (-10.7% in euros), than last year, brought about by a lower debt level and by the decrease in interest rates throughout 2001.

As of March, there has been a noticeable 32.6% decrease in CAPEX, measured in euros (-29.4% in local currency) to 21.0 million euros, placing the CAPEX over revenues ratio at 6,2%.

From the operating standpoint, lines in service rose 0.8% over the same period last year. It should be noted that throughout the period net additions are being generated thanks to the standard lines. Despite the drop in the long distance market, CTC is holding and even increasing its estimated market share in Domestic Long Distance over the one it had in March 2001 (from 38% to 40%).

Peru

Telefónica del Perú (Fixed Telephony Operator - FTO including Cablemágico) posted a decrease in EBITDA of 11.2% in local currency (-4.4% in euros) in its results for the first quarter of 2002. This is linked to regulatory pressures during 2001 to implement successive reductions in interconnection fees, and the implementation of the price cap system in September 2001, which has led to a tariff decrease of 3%.

The Company continues to be the leader in Local and Public Telephony. Of particular significance is the 20.4% increase in Public Telephony plant, which drove revenues growth to 6.0% in local currency. Nevertheless, in long distance, the shrinking market and greater complexity in the competitive environment has led to a decrease in accounting rates and market share, especially in incoming long distance, which represents a drop in revenues of 25.3% in local currency. These factors have led the total revenues of the company to drop 1.9% in local currency (an increase of 5.6% in euros).

As for expenses, which have increased by 2.9% in local currency year over year, a 7.9% decrease in personnel expenses, measured in local currency, is noteworthy, which has been sustained in part because of the 2.5% reduction of workforce in fixed telephony.

Efforts to improve bad debt are directly linked to the company's focused development of the prepaid segment. After 27.0% growth over the last 12 months, this segment now represents 32.5% of the company's lines in service. This has favored a reduction of the bad debt provisioning from 3.1% over revenues in the first quarter of 2001 to 2.9% over revenues in the same period of 2002.

In its ongoing transformation to encompass new Broadband and value-added businesses, the Company is directing its investments toward developing ADSL and Cable modem services, but is not neglecting the optimization of traditional investment projects. As of March 31, Telefónica del Perú had 9,506 broadband customers, up more than 30% growth compared to the figure at the end of 2001.

We should mention the Capex level of investment, which fell 56.0 to 11.3 million euros from last year.

MOBILE TELEPHONY BUSINESS

CELLULAR BUSINESS OF TELEFÓNICA GROUP

During the first quarter of 2002, net income for Telefónica Móviles reached 286.7 million euros, with annual growth of 85.6%, which was determined by the following factors:

- Positive performance of operating revenues that increased by 16.6% on the first quarter of 2001 to 2,262 million euros.

  Excluding the impact from incorporating Telefónica Móviles' subsidiaries in northern Mexico, the full consolidation of TeleLeste Celular and Terra Mobile, and the significant impact of exchange rates fluctuations, consolidated revenues would have posted a year-over-year increase of 12.6%.

  This growth is primarily due to a larger active customer base of the fully consolidated operators (28.4%) (18.7% excluding Mexican companies and TeleLeste Celular) and to a higher traffic carried by these operators (16.4% in number of minutes and 37.5% in SMSs). These increases more than compensate the decline in ARPU in local currency (7.2% on average) and the negative impact of currency depreciations against the euro.

  Telefónica Móviles' managed customer base reached 30.8 million in March 2002, representing an annual increase of 21%. During the first quarter of the year, net gains in subscribers totaled more than 965,000 subscribers.

  By geographical area, Telefónica Móviles España contributed 70% of the consolidated revenues, totaling 1,574 million euros (21% vs.1Q01).

  Operating revenues from Latin American operators fully consolidated grew by 8.7% compared to the first quarter of 2001. This growth has been primarily affected by the inclusion of the cellular assets from Telefónica Móviles Mexico and the full consolidation of TeleLeste Celular –which together contributed with 29 p.p. to the growth of consolidated revenues-, and the negative impact of the Argentinean peso devaluation and the depreciation of other Latin American currencies, especially the Brazilian real –which lessen the growth rate of revenues from Latin America in 17 p.p. –.

- Rationalization of operating expenses, which increased 16.9% year-over-year and amounted to 61% of operating revenues, unchanged from March 2001.

- Improvement in the EBITDA margins of all of the Group's operators versus the fourth quarter of 2001 were the result of less-than-typical commercial activity of the business after the Christmas campaigns had concluded and improvement in the operating efficiency of the companies. Together, these factors translated into a consolidated EBITDA margin of 40.5% (35.9% in 4Q01 and 38.7% in1Q01).

  Consolidated EBITDA in absolute terms reached 916.6 million euros, 22% higher than in the first quarter of 2001. It should be highlighted that the effect of incorporating the Mexican operators and fully consolidating TeleLeste Celular and Terra Mobile in 2002 is fully compensated by the impact of currency exchange rate fluctuations. Consequently, the organic growth of consolidated EBITDA, assuming constant exchange rates, would have been 22.7%

Telefónica Móviles España's EBITDA increased 34.4% year-over-year, with an EBITDA margin of 50% (45% in 1Q01).

Total EBITDA for the Latin American operators fully consolidated, in euros, increased 18% year-over-year. Assuming constant exchange rates for the Latin American currencies, and excluding the incorporation of Telefónica Móviles Mexico and TeleLeste Celular in 2002, EBITDA from Latin America would have been 17% higher than in the first quarter of 2001.

Start-up operations elsewhere in Europe contributed with a combined EBITDA of -75 million euros, of which -57.9 million euros come from Group 3G.

- Year-over-year growth in consolidated net income was 85.6%.

- Decrease in consolidated capex of 18% on the same period last year to 8% of operating revenues (12% in the first quarter of 2001) that it was achieved despite the incorporation of capex of Northern Mexico operators and those of TeleLeste Celular and Group 3G.

  During the first quarter of 2002, the total amount of capitalized expenses totaled 70.7 million euros, versus 128.7 million euros in the first quarter of 2001. These expenses include the provision the 3G spectrum assigned to Telefónica Móviles España for the future operation of UMTS technology (5.3 million euros vs. 40.8 million euros in 1Q01), operating and start-up expenses of Group 3G (2.9 million euros), and financial expenses associated with the acquisition of the 3G license in Germany (62.5 million euros). Taking into account the percentage of economic interest Telefónica Móviles holds in these subsidiaries, the capitalized operating and financial expenses corresponding to Telefónica Móviles totaled 6.9 million euros and 29.6 million euros, respectively.

Considering all the cellular businesses of the Telefonica Group (Telefonica Móviles Group plus Startel), the consolidated revenues show a 16,2% growth compared to the first quarter 2001, reaching a total of 2,348.8 million euros. The EBITDA growth, in relation to the first quarter 2001, is 24,7% reaching 940.8 million euros.

Spain

At the end of March, the cellular market in Spain reached 30.7 million subscribers, with a penetration rate of 73.5%. These figures represented year-to-year growth of 20%.

In this context, the commercial performance of Telefónica Móviles España (TME) has been significant. Thus, the Company closed the first quarter of 2002 with more than 17.3 million customers, up 3% from the customer base at the end of 2001 and up 22% from the same period last year. Of the total customer base, 32% were contract customers and the remainder pre-paid customers. These figures include quarterly net adds in excess of 521,500 customers, from which 32% corresponds to contract segment (28% in 1Q01), and shows an increase of 7% from the figure of the first quarter of 2001.

Churn rate control continues to play a major role in the growth of the Company's customer base. In this respect, the annual churn rate was around 12% at the end of the first quarter of 2002.

The penetration levels attained in the market and the extraordinary growth obtained during the 2001-2002 Christmas campaign had a significant impact on the minutes of usage (MOU) and the ARPU during the first quarter of 2002, underpinning a temporary change in trend for both indicators.

The Company estimates that the quarterly blended ARPU reached its lowest level during the first quarter of 2002. It expects that starting next quarter there will be a sustained recovery beginning next quarter, combined with typical seasonaity or future price cuts, backed by the expected growth in MOU provided by the new pricing structure. Logically, the annual blended ARPU should continue to decrease until the end of the year compared to 2001 figures and will start to recover next year.

Analyzing in depth the performance of ARPU for the first quarter of 2002 versus the previous quarter (4Q01), we should keep in mind: i) the seasonality inherent in MOU; ii) the strong growth of the prepaid segment during the fourth quarter of 2001; and, iii) price cut carried out since the beginning of 2002. As a result of the lower MOU (down 5% vs.4Q01) and lower prices, ARPU for the first quarter of 2002 was 28 euros, down 7% from the previous quarter.

As for the variation of the ARPU in 1Q02 vs.1Q01, the following should be considered: i) the increased impact the prepaid segment has on the total customer base; ii) the price reductions that took place during the first quarter of 2002, and in termination fees during 2001. As a result, ARPU for the first quarter of 2002 was 11% lower with respect to the same period in 2001, in line with expectations made when the Company planned its commercial actions for this year.

As for the data and content business, the SMS ratio by customer and month during the first quarter of the year was above 33 short messages, up 10% from the same period last year and representing more than 1,700 million messages throughout the first three months of 2002. It should be emphasized that the quarterly traffic of messages involving value-added services and content registered year-over-year growth above 80%.

Collectively, data services revenue accounted for 15.3% of customer revenues in the first quarter of the year and was 55% higher than in the first quarter of 2001.

The performance of ARPU is undoubtedly one of the cellular growth indicators following the slowdown in customer growth, although other parameters that have a direct influence on the company's profitability should not be forgotten. The comparison of 2002 first quarter results vs. the same period of 2001 show that there are situations where it is feasible to increase margins despite declines in ARPU.

In this sense, we should note the Company's success in reducing costs and leveraging economies of scale. Thus, the quarterly SAC fell 5% compared to the figure posted in the last quarter of 2001 and 11% in year-over-year terms. If we add to this the control over subscriber retention costs (SRC), the total weighting of the SACs and SRCs over adjusted operating revenues (excluding the impact of loyalty programs) was more than halved in the first quarter of 2002 from the same period last year, to levels below 10%.

It is also highlighting the impact of the implementation of the centralized handset procurement model, which was introduced at the end of 2001. This model enhances the Company's bargaining strength with handset suppliers, both in terms of per unit price and the availability of new technology handsets.

It should be taken into account that the larger increase in operating revenues derived from the complete implementation of this model throughout the year, may appear to have a negative effect on the EBITDA margin in subsequent quarters. This is due to the higher increase in revenues from handset sales with lower margin expected. However, the model entails substantial improvements in retention and acquisition costs, leading to higher absolute levels of EBITDA. In this sense, compared to the increase in operating revenues, operating expenses registered year-over-year growth of 13% (but were stable with respect to the first quarter of 2001 if we exclude the increase in handset purchases), which also contrasts with the 22% growth of the customer base.

As a result, the Company's EBITDA has been able to exceed the income growth rate, totaling 784 million euros during the first quarter of the year, up 9% from last quarter and nearly 35% above the figure reported for the first quarter of 2001. The EBITDA margin during the first quarter of 2002 reached 50%.

TME has chosen Ericsson and Nortel as UMTS network providers. Ericsson will act as the sole supplier for the initial roll-out of the UMTS network, providing radio and switching access equipment, while Nortel will supply radio infrastructure equipment.

REST OF EUROPE

Group 3G, a subsidiary of Telefónica Móviles in Germany that has been marketing its GSM/GPRS services since the end of November 2001 under the Quam brand, had 91,000 subscribers as of March 31, 2002. During the first quarter of the year, Group 3G has continued to expand its distribution network, which currently has over 3,400 points of sale. Special note should be made of the strong brand recognition Quam has achieved on the German market in a short period of time, backed by the advertising and sponsorship activities carried out to date. Group 3G's commercial offering has stood out for being innovative with a simple, competitive and transparent tariff structure.

On the other hand and in response to the Group's strategy to minimize its financial exposure in Germany, on April 10 UMTS infrastructure supply agreements and network construction service agreements were signed with Ericsson and Nortel, along with the corresponding non-recourse financing agreements, which will provide the company with a total of up to €500-600 million in the 2002-2003 period.

As for the economic and financial results of Group 3G, during the first quarter of 2002, operating revenues reached 9.2 million euros, while EBITDA losses totaled 57.9 million euros. Capex in the period totaled 38.3 million euros.

In Italy, Austria and Switzerland, the operators' activity has been adapted to their business models, focusing on the pro-active monitoring of the regulatory environment and analysis of potential roaming and network sharing agreements with other operators, in order to assess the feasibility of launching commercial UMTS operations.

These companies do not generate revenues as they have yet to carry out the commercial launch of their operations. The subsidiaries in Austria and Switzerland contributed with a combined negative EBITDA of 17.1 million euros, while IPSE 2000, which is consolidated by the equity method, contributed with -14.4 million euros in results from associate companies.

It should be mentioned that since January 1, 2002, all operating costs and financial expenses associated with the acquisition of UMTS licenses in Italy, Austria, and Switzerland are fully recorded as an operating expense in the operator's income statement, with no capitalized expenses. Likewise, in the case of Group 3G, only those expenses that were clearly identified as being related to activities required for the future deployment of UMTS technology (2.9 million euros) were capitalized.

Morocco

At the end of March 2002 Médi Telecom had 1,234,504 customers, a year-over-year increase of 114%. Net adds in the first quarter amounted to approximately 122,000 new customers, doubling the figure for the same period last year. In two years of commercial operations, Médi Telecom has achieved an estimated market share of 40%.

In line with statements made at the end of 2001, Medi Telecom has fared well at the operating level, achieving a positive EBITDA in the first quarter of 2002

LATIN AMERICA

Brazil

The operators managed by Telefónica Móviles in Brazil ended the first quarter of 2002 with 5.8 million customers, a year-over-year increase of 20.2% and a 3.7% increase from December 2001. The prepaid segment represents 68% of the total subscriber base, and the rest falls in the contract segment, which continues to show slight annual growth (+3.5% vs.1Q01), reversing the trend shown in the same period last year.

We would point out that all the operators remain leaders in their areas of operation, with an estimated average market share above 64%. In the first quarter of 2002, the three operators increased their shares of net adds from the first quarter of 2001, reinforcing their competitive positioning ahead of the forthcoming arrival of new operators in their markets.

From the financial standpoint, operating revenues from the Brazilian operators rose to 364.3 million euros, up 10.6% (24.6% in local currency). Excluding the revenues from TeleLeste Celular in 2002 results -the company has been fully consolidated since January 1, 2002- organic growth in operating revenues of the Brazilian operators in local currency would have been 7.1%. The growth in revenues is explained by the increase in the operators' customer bases (+20% in all), which offset the lower ARPUs (-8% in local currency) and the decline in revenues from handset sales.

Total EBITDA after management fees of the three operators, in local currency, showed a 7.1% year-over-year increase, totaling 143.1 million euros. Excluding TeleLeste Celular, EBITDA from the Brazilian operators would have declined by 6% due to increased commercial expenses and the depreciation of the real.

The EBITDA margin was 39.3% (40.1% excluding TeleLeste Celular). While in comparison with March 2001 the EBITDA margin shows a 6.4 p.p. decline, with respect to the fourth quarter of 2001 the performance was positive, with a gain of more than 9 p.p. owing to reduced commercial activity and the reduction in SAC. Annual comparison is affected by the sharp depreciation of the Brazilian real vis-à-vis the US dollar, which affects SAC through the increase in handset costs.

As regards the development of the Joint Venture with Portugal Telecom, now that the new president of Anatel has been appointed, the companies are awaiting approval of SMP regulations to determine the operators' migration to SMP, which will allow for the future integration of operations in Brazil.

Mexico

Telefónica Móviles Mexico ended the first quarter of 2002 with 1.250 million customers, 21% more than in March 2001, fuelled by an acceleration in the growth of the contract segment to 39% year-over-year. The weighting of the contract segment on the total customer base was 21% versus 18% 12 months ago.The launch campaign for the brand name continued in the first quarter of 2002, positioning the company with an innovative, trustworthy and modern image. In this respect, to reinforce this strategy Telefónica Móviles Mexico pioneered the launch of the Plan Ahorro product in 2001, and in January 2002 it introduced its short message service (SMS), with a high degree of customer acceptance.

Net adds in the first quarter of the year amounted to approximately 37,500 customers, a natural decrease from the fourth quarter of 2001 due to the end of the Christmas campaign. Nonetheless, in year-over-year terms the performance was positive, as the company registered a net decrease in customer numbers in the first quarter of 2001. The change in trend was driven by the launch of measures aimed at retaining customers and increasing their loyalty, which led to a sizeable reduction in the churn rate.

We would point out the expansion of the distribution network thanks to the agreements reached with the large retail chains, with the company ending the first quarter of 2002 with more than 530 points of sale. This channel did not exist in the first quarter of 2001.

As regards the Mexican subsidiaries' financial results for the first quarter of 2002 in local currency –the operators were fully consolidated for the first time from July 2001– operating revenues declined by 18.6% in local currency (-18.5% in euros) vs. the fourth quarter of 2001, totaling 126.6 million euros. This was due to the seasonality of the business after the high level of sales achieved during the Christmas season, as well as to the fact that the first quarter of the year is typically weak for the market in terms of economic performance.

In this sense, EBITDA shows a positive performance with respect to the previous quarter, leading to an EBITDA margin of 11.2% from the negative margin achieved in fourth quarter 2001 as a consequence of promotion costs associated to the Christmas campaign and the launch of the new brand.

Argentina

The Argentinean cellular market is being severely affected by the country's current economic recession and instability. As a result, the pace of decline in the total mobile telephony customer base accelerated in the first quarter of 2002, with the penetration levels falling to approximately 18%. Against this backdrop, TCP proceeded to regularize its customer base, especially in the contract segment. At the end of March 2002, TCP had approximately 1.7 million customers, with an 8% decline compared to March 2001. The prepaid segment accounted for 67% of the total customer base vs. 62% in March 2001.

In line with the deteriorating economic situation in the country and the lower subscriber base, there was a significant decrease in traffic compared to the same period in 2001 (-23%), although the lower traffic volume compared to the fourth quarter of 2001 (-15%) has also been affected by seasonal factors. Despite this, in monthly terms, traffic has remained virtually stable in January, February, and March 2002. The company has launched campaigns directed at stimulating the recharge of prepaid card.

The change in the strategic focus of the business, implemented as of 2001, in which cash management is a key priority, entailed major efforts to reduce costs, contain bad debt and placed a greater emphasis on retaining high-value customers. In this respect, we would point out the elimination of handset subsidies and traffic promotions, with an immediate impact on the reduction of SAC.

Operating revenues in local currency in the first quarter of 2002 declined 23% year-over-year, mostly due to the decrease in the customer base and the drop in traffic. However, strict cost-control policies underpinned an increase in EBITDA over the first quarter of 2001, leading to an EBITDA margin of 24.2%. Also noteworthy was the stability of bad debt levels in the first three months of 2002, slightly lower than those reported in the fourth quarter of 2001.

In line with the objective of minimizing cash outflows given the current market situation, capex at TCP has been cut to a bare minimum, falling 98% on the first quarter of 2001 to below 0.5 million euros.

We would point out that after the closing of the first quarter in April TCP has raised its tariffs in local currency, applying an average increase of 8%-10% in final prices to customers.

Peru

At the end of the first quarter of 2002, Telefónica Móviles Peru had 1,131,211 customers, with a year-over-year increase of 22.8%.

Noteworthy was the year-over-year growth of the overall Peruvian mobile telephony market (close to 37%), resulting in an increased penetration rate of 7% from 5% the year before. Despite stiffer competition, Telefónica Móviles Peru maintained its leadership of the market, with an estimated market share of 61%. In this respect, the company's increase in its share of net adds, totaling 43% in this quarter (vs. 30% in 1Q01), should be highlighted.

The favorable evolution of the contract segment within the customer mix, which registered a positive net add for the second quarter in a row, should also be noted.

Turning to financial results, Telefónica Móviles Peru recorded a 7.2% year-over-year increase in operating revenues in dollars, fuelled primarily by a rise in the customer base and higher prepaid traffic, boosted by the introduction of prepaid cards in Peruvian soles in January 2002. Both effects offset the decline in ARPUs as a resulting from the change in the customer mix.

The positive evolution in revenues and better costs structure allowed to record an EBITDA of 25 million euros, with a year-over-year increase of 24% in dollars, reaching an EBITDA margin of 32.6%, 4.5 percentage points over the first quarter 2001. However, continued commercial efforts, against a backdrop of an increasingly competitive environment, caused a slight erosion in the EBITDA margin relative to the preceding quarter (32.6% cumulative to March 02 versus 34.1% in 4Q01).

Chile

At the end of March 2002, Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had a customer base of 1.65 million active customers, with year-over-year growth of 27%. Net adds in the first quarter of 2002 were 14% higher than in the same period of 2001, mostly due to the decline in churn owing to the positive results of the customer loyalty programs.

As for the financial results, the trend towards improvement started in 2001 continued in the first quarter of the year. Operating revenues totaled 87.2 million euros, 59% year-over-year growth, and EBITDA reached 24.2 million euros. Finally, adjusted EBITDA margin for January-March 2002 was 29%, 2 p.p. higher than in the first quarter of 2001 despite the higher growth of net adds achieved this year.

Guatemala and El Salvador

The combined customer base of Telefónica Móviles' subsidiaries in Guatemala and El Salvador was 363,000 at the end of March 2002, 7% less than at December 2001.

Such evolution is due to the operators' focus on higher value customers, which is positively impacting the companies' financial results.

Operating revenues generated by the two operators, in euros, rose 5.4% year-over-year. More significantly, combined EBITDA rose to €14.2 million compared with losses in the first quarter of 2001. Both operators in El Salvador and Guatemala were EBITDA positive, showing a combined EBITDA margin of 30%.

DATA BUSINESS

TELEFÓNICA DATA GROUP

Grupo Telefónica Data is facing difficult challenges during fiscal 2002. Among its strategic priorities are to: a) to consolidate its leadership position in Spain and Latin America, providing integrated solutions to corporate customers; b) to make its business in new markets profitable; c) to move up the value chain toward higher margin services that promote greater loyalty; d) to leverage its differentiated geographic presence to strengthen sales of International Services and centralize the attention to Multinational Customers; and e) to maximize the operating efficiency of the businesses.

The analysis of the financial results of the first quarter of 2002 for Grupo Telefónica Data are conditioned, by the changes its consolidation perimeter has experienced. On one hand, and in order to complete its offer of services to advance in its strategy in Germany, during the first quarter, the company finalized the acquisition of HighwayOne Germany GMBH, one of the main broadband service providers with XDSL broadband technology for corporate customers. On the other hand, given the existing difficulties in making operations profitable in the Austrian market, some divestiture alternatives are being analyzed. Consequently as of January 1, 2002 the financial statements for ETI have been consolidated by the equity method.

During the first quarter of 2002, Grupo Telefónica Data's Operating Revenues rose to 456.8 million euros, representing a year-over-year growth of 12%. In a difficult environment, this evolution is explained by the growth registered in the new markets as well as in the Latin American markets where Telefónica Data operates as an incumbent except for Argentina. At the same time, revenues from the International Network has risen significantly as a result of stronger sales of the International Services.

The consolidated EBITDA for Telefónica Data Group during the first quarter of 2002 totaled 16.9 million euros, up 133.3% from the same period of fiscal 2001. The EBITDA margin is at 3.7%. This performance is mainly due to the positive business evolution of the incumbent units (except for Argentina) and better results obtained from the International Network, in line with the efforts developed towards increasing operating efficiency at the businesses.

Telefónica Data signed an agreement whereby it will offer a one-stop solution to communication services to the Sabre Connected travel agencies in Argentina, Brazil, Chile, Colombia and Peru.

Incumbent Markets

In Spain, operating revenues during the first quarter of 2002 reached 203.7 million euros, similar to the same period last year. Growth would have been 8% if the non-recurring revenues assigned to the ISP business were not accrued into the first quarter of 2001, subsequently transferred to Telefónica de España. As for the revenue breakdown, the growth in international services (25%) and Hosting services (73%)

should be emphasized. Thus, 81% of the revenues come from Data and Internet, 11% from e-solutions, 4% from Hosting services, and 4% from international services.

The EBIDTA reached 36.4 million euros during the first quarter of 2002 versus 45.3 million euros for the same period last year. The EBITDA margin was 17.9%. The year-over-year evolution is explained by the effect of non-recurring results in 2001, as well as by lower costs from transferring the development activity of new services from Telefónica DataCorp to Telefónica Data España. In a highly competitive market, specific actions are being implemented to strengthen the commercial power of the company and to obtain better operating efficiency.

In the Americas, revenues from the four countries (Argentina, Brazil, Chile, and Peru) as of March 2002 reached 96.9 million euros, up 2% compared to fiscal 2001 (without considering the effect of the devaluation in Argentina, growth would have been 23%). As for EBITDA, it rose 7.9 million euros, and the EBITDA margin went from 1.6% to 8.1%.

In Latin America, the positive development of operations in Brazil and Chile and the negative impact the devaluation and the drop in economic activity had in Argentina were particularly noteworthy.

Telefónica Data Brazil's consolidation as leading communication service provider to corporations in São Paulo State has enabled it to achieve, during the first quarter of 2002, revenues in the amount of 41.8 million euros and a positive EBITDA of 2.5 million euros, versus 26.2 million in revenues and an EBITDA of -1.8 million euros for the same period of 2001. According to the established plan, during the first quarter a license was obtained to allow the company to expand its operations outside of São Paulo State.

It is important to emphasize the quality of the revenues from the Spanish, Argentine, Brazilian, Chilean and Peruvian markets, once they are derived from end-customers and not from wholesale operators. This implies a higher stability and a more solid base to move up the value chain in the mix of services.

Expanding Markets

Revenues in Europe reached 150 million euros, up 11% from the first quarter of 2001. As for EBITDA, in the first quarter 2002 it was a negative 4.8 million euros, and in 1Q01 it was a negative 3.6 million euros.

In Germany and the United Kingdom (Grupo mediaWays) revenues totaled 103.4 million euros, a 3% drop compared to the same period last year. This was mainly because the best narrow band users are switching to broadband services. It is expected to partially compensate this situation throughout the year by offering DSL broadband service, strengthened by the acquisition of HighWay One. Thus, revenues will be less, and costs will be lower because the cost per minute of Internet connection is going to decrease (approximately 20%) due to a decision of the German Regulator, starting in March 2002. In 1Q02 the EBITDA reached 2.4 million euros, that is 2.3% EBITDA margin, less than the 8.5 million euros obtained during the first quarter last year. This was the result of implementing the DSL offering, which required the significant initial investments providing the service in the development of a sales force and the commercial launch.

Revenues in Italy during the first quarter (46.5 million euros) rose 98% compared to the same period in 2001 after the commercial launch of the company had been completed, offering a wide range of products and service with national coverage. During the same period, the EBITDA was a negative 7.2 million euros versus a negative 8.7 million euros for last year.

As for the countries of the Americas, Telefónica Data is operating as a new participant in Colombia, Mexico, Uruguay, and Puerto Rico, and it is present in Miami, USA with its largest Data Center. Accumulated revenues from these countries, at the close of first quarter of 2002, totaled 11.2 million euros, up 65% versus 6.8 million euros for the first quarter 2001.

The Group's contribution to the EBITDA from this market was a negative 9.3 million euros. These results are due the start-up phase that these operations are currently in. The management challenge for this fiscal year is to reach the scale needed to attain positive EBITDAs. In the first quarter 2001, EBITDA reached –3.3 million euros, due to the low activity level in México and non-existing activities in USA.

International Network

During the first quarter of fiscal year 2002, revenues from the International Network reached 20.4 million euros, up 115% compared to the same quarter of 2001. In the same period 2002, the EBITDA was a negative 6.4 million euros, up 53% compared to the negative 13.7 million euros posted for the first quarter of 2001.

The culmination of the deployment of the International Network, that enables Telefónica Data to provide services to multinational companies and to other operators within and between the European and Latin American regions where it operates.

The rationalization of its structure, and higher sales of Network services have led to improved results in this business.

MEDIA BUSINESS

ADMIRA MEDIA GROUP

When analyzing the consolidated financial results of the first quarter of 2002 for Admira Media Group, two significant circumstances should be taken into account: First, the change in the Group's consolidation perimeter as the result of the firm sale agreement whereby the holdings Admira Media has in the group Uniprex and Radio Voz (Onda Cero Radio) will be sold to Antena 3 Televisión. As a result of this, Onda Cero is now being consolidated by the equity method in the same holding percentage as Admira Media's holding in Antena 3 Televisión. Second: the general economic slowdown.

It must be stressed that the general economic slowdown is particularly affecting the advertising market, which is very sensitive to the major macroeconomic indicators and to the programming of the main television stations. In this sense, we should point out that the advertising market in Spain fell 12.3% compared to the first quarter last year.

The situation in Argentina deserves separate attention. During the first quarter of 2002, a significant deterioration in the economic and social situation in Argentina was observed. This has translated into a deterioration in the advertising market, which fell 63% compared to the first quarter of 2001. This situation has continued to have a strong impact on the investments of Admira Media Group in that country. At the consolidated level, the depreciation of the Argentine peso during the first quarter of the year (-64.2% versus the euro) has had an additional negative impact on the Group's financial results, besides those already registered in the fourth quarter 2001, of 15.4 million euros, that were registered on the financial expenses by applying an exchange rate of 2.4862 pesos/euro (2.85 pesos/dollar).

During the first quarter of the year, Admira Media Group obtained consolidated revenues of 217.8 million euros, down 23.2% from the same period last year, as a result of the circumstances described above. Specifically, the change of consolidation criteria for Onda Cero Radio has had an impact of 18.2 million euros on the consolidated revenues of this first quarter. In turn, the economic crisis has especially affected the income of Endemol in Holland, Germany, and the United Kingdom and ATCO in Argentina.

In spite of this environment and thanks to the cost cutting efforts to adapt the company to the current situation, reflected in a 22.0% decrease in operating expenses, the Group has been able to maintain a positive consolidated EBITDA of 6.8 million euros, 35.4% lower than obtained in the first quarter of 2001.

The net loss totaled a negative 134.3 million euros, especially weighed down by non-recurring results of negative 43.4 million euros, the majority of which are due to the provisions associated with the investment made in Azul Televisión in Argentina.

Content Business

ENDEMOL

The economic slowdown of fiscal 2001, further aggravated by the September 11 terrorist attacks, have affected the development of Endemol's business during the first quarter of the fiscal year. This slowdown was translated into the deterioration of the advertising market which was commented above and has led television companies to decide to increase their in-house produced formats.

Despite the above, it should be emphasized that during the first quarter of 2002, Endemol has continued to successfully produce television formats, as shown in the large audience share for "Operación Triunfo" (Star Academy) in Spain and France and the interest that TV stations from other countries have shown in obtaining the format for the short-term.

As the result of the current economic environment, Endemol registered consolidated revenues of 160.6 million euros for the first quarter of 2002, down 19% compared to the same period last year. This decrease was mainly due to the negative evolution in one of its traditional markets, the Dutch market, which caused the Company's main clients to press for lower prices and to increase the number of their own in-house productions.

The company is transferring the reduction in revenues to its operating costs, as demonstrated by the fact that throughout the quarter it reported 270 layoffs in Holland (one-third of the workforce), thus being able to present a positive EBITDA of 24.6 million euros, although down in 34.4% from the same period last year.

At the same time, Endemol continues to bank on new markets for its products, like the North American market, where it has had greater than expected growth, relying on a very flexible cost structure. It is also continues with the planned expansion into the Latin American market as Grupo Telefónica's natural market, where the development of partnerships with TV Globo in Brazil and Televisa in Mexico continues. It has recently launched the *Big Brother* program in these countries, obtaining significant audience shares, in excess of 50% on average.

As for the plan for growth in Europe, it is worth mentioning the acquisition by the company, in the first quarter 2002, of 75% of the UK company "Zeppotron.com" – dedicated to the production of interactive comedies – through Endemol UK. The company also acquired through Endemol France 100% of the company "Miss France" in France. Both acquisitions have involved an investment of 6.5 million euros.

Broadcast Television and Radio Business

ANTENA 3

During the first quarter of 2002, Antena 3 Televisión faced a very adverse environment, marked by a drop in the general advertising market of broadcast television in Spain, which fell 12.3% compared to the same period in 2001. Besides this general market environment, the aggressive pricing policy adopted by TVE since the prior fiscal year led to reduction in advertising prices and an increase of time dedicated to commercials at this station.

This situation has had an impact on the Company's financial performance during the first quarter of the year. Thus, revenues totaled 111.4 million euros during the period, down 16.2% versus the same period in 2001. Meanwhile, the EBITDA was 9.9 million euros, down 68.7% from the first quarter of 2001.

In terms of audience share, however, Antena 3 is the second most-watched station after TVE-1, with an accumulated viewer share over the first quarter of 20.7%. This is slightly better than its position in the same period last year and significantly higher than its closest competitor, Tele 5, whose audience share fell from 20.9% during the first quarter of 2001 to 18.4% at the end of the first quarter of this year.

It should be indicated that the transaction by Antena 3 Televisión to acquire Onda Cero Radio continues. It has been approved by Antena 3's Board of Directors and by the General Shareholders' Meeting. This transaction will be finalized during the second quarter of 2002, and the estimated value of the transaction is 223.4 million euros.

As for Onda Cero, data from the 2002 Estudio General de Medios shows that the radio station has a 19.8% audience share and continues to be the second most listened radio station in Spain with 544,000 more listeners than its closest competitor.

This positive performance of audience share has been reflected in the Company's financial results. Thus, the Company's consolidated revenues totaled 18.2 million euros, up 13.6% from year over year, mainly due to the 7.5% increase for advertising. This occurred despite the slowdown of the general advertising market in Spain. The positive trends in revenues, together with the evolution in operating expenses, which rose 10.9% compared to the first quarter of 2001, have enabled the company to improve its EBITDA by 3.4% from year to year, representing a loss of 2.9 million euros.

ATCO

The difficult economic situation in the country had a significant effect on Telefé's business activity during the first quarter of 2002. This has logically had repercussions in the broadcast television advertising market, which as of March 2002 had fallen 63% below the same period of 2001. This implies a significant deterioration in the recessionary trend experienced during last year.

All of this translates into significant decreases in revenues and EBITDA at the end of the first quarter compared to the same period 2001. Specifically, revenues was at 20.9 million pesos in 2002, down 42.4% compared to the first quarter 2001.EBITDA totaled a negative 14.6 million pesos, down 161.8% from the same period last year.

In terms of audience, Telefé continues to be the leader in the country, despite the difficulties it has had to renew programming. However, its audience share fell was

36.5%, 2.7 percentage points lower than the end of March 2001. This decreased audience share has been accompanied by a decrease in the share of the advertising market, which went from 38.6% the first quarter of 2001 to its current level of 36.1%. This loss of market share, however, is not having as much of a negative effect in terms of revenues as could be expected, precisely because the strong slowdown in the *advertising market translates into only marginal losses in revenues.*

Pay Television

VIA DIGITAL

The pay television business in Spain is very difficult. It is an excessively small market for an excessive number of competitors. Proof of this is the recent announcement made by the principal shareholders in Quiero TV that the Company was renouncing the Digital Terrestrial Television license it had been granted and was entering in liquidation procedures.

During the first quarter of the year, Vía Digital has continued to develop its strategy, which is based on articulating measures to increase its current subscriber portfolio and thereby increase its market share. Another goal is to improve the quality of its portfolio and the average profitability per subscriber. The subscriber base at the end of the quarter totaled 808,268 subscribers, up 19.9% year-over-year.

From the financial standpoint, Vía Digital registered revenues during the first quarter of 84.8 million euros, up 32.7% from the same period 2001. This was a direct result of the increase in the number of subscribers. At the same time, the company is continuing to implement the cost rationalization policy it started during 2001, which has enabled the general expenses to decrease by 15% compared to the same period last year and to continue the cost containment program. This evolution of revenues and expenses has allowed the company's EBITDA to improve by 28.8% year-over-year, representing a loss of 48.3 million euros.

INTERNET BUSINESS

TERRA LYCOS GROUP

The financial results for the first quarter 2002 are not comparable to the previous quarter, mainly due to the seasonality of the advertising business. At the same time when compared to the same quarter last year it should be noted that the macroeconomic situation was then much more favorable, and that a significant part of the revenues of the company was produced by Internet companies that are no longer in business.

In this uncertain environment, Terra Lycos' consolidated revenues rose to 159.5 million euros. At the same time, the EBITDA totaled -46.8 million euros. Both figures were in the range of the expectations given to the market for the quarterly results.

The company continued to make an effort to diversify its sources of income through the OBP model. The OBP model (Open, Basic, Premium) is the concrete result of Terra Lycos' evolving business model and is expected to generate revenues based on the subscription and pay-per-view/-use model, both in the access business and in the portal business.

Throughout the first quarter, numerous paid products and services were launched within the OBP model, such as Lycos Insite Select ($30 per year), Lycos Insite Pro ($189 per year) and intranet communication tools for the SOHO market ($29.95 per month) in the United States. In addition, a game platform (Brazil) and the *Big Brother* program (Brazil, Mexico, and Spain) have been packaged together with access. At the same time, in Spain, Terra Lycos has been a pioneer in launching pay-per-view programs like the concert by Operación Triunfo (Star Academy). One example of paid products is the series launched by financial portal Invertia in Mexico, which enables subscribers to personalize and update information, configuring financial alarms, and gaining access to the most complete network of financial information in the country. Another service were launched by Invertia in Spain, which uses SMS service to offer 3 stock quotes per message and information about the fluctuations in each user's own portfolio.

As for vertical portals, Terra Lycos launched Educaterra, an online educational portal dedicated to the residential market, educational institutions and companies, which offers free and paid contents.

Lastly, it should be emphasized that Terra Lycos continues to leveraged itself with the different synergies and opportunities that come up within Telefónica Group. Thus, in the Telefónica.Net a product dedicated to the market of small and medium size businesses, Terra is the provider of the portal that has free and paid contents of a business nature that accesses a virtual Intranet where Terra becomes the ASP (Application Service Provider) for business management.

The launching of these products and services has allowed the company to attain at the end of the period a total of 4.9 million access, communication services and portal subscribers. Terra Lycos at the end of March had over 1.8 million paying subscribers, 1.3 million access subscribers and 0.5 million communication services and portal subscribers. This reflects an increase of 100,000 paying subscribers in one quarter.

Viewers, measured by the number of pages visited, totaled nearly 450 million per day, up 4% compared to the same period last year. On the other hand, the unique visitors figure for the whole Group was 115 million in the month of March, a 16% increase compared to March last year.

From the financial standpoint, first quarter revenues were 10% below the same period last year. By business segments, the media business reported a 26% decrease compared to the same period last year. Revenues for the media business were affected by the performance of the US advertising market where, in spite of certain indications of economic recovery, this has not been reflected in an increase in advertising, which is the company's main source of revenues in the region. On the other hand, access revenues increased by 28% during the same period, which has enabled the company to offset in part the drop in the media business.

The geographic and functional diversification of the revenues has enabled Terra Lycos to maintain the stability in its generation. Thus, 56% of the revenues (90 million euros) came from the media business, while the remaining 44% (71 million euros) came from the access business, which marks a growth trend in the proportion of total revenues coming from access, at a time when the media business is experiencing a negative cycle.

Geographically speaking, 58% of total revenues is generated in Spain and Latin America and the other 42% of the total revenues came from the United States.

EBITDA reached –46.8 million euros, that implies an improvement of 35.9 million euros compared to first quarter 2001.

The net loss for the period was –130.2 million euros, a 25.4% improvement over the same period last year, as a result of the evolution of the EBITDA and the extension of the goodwill amortization period from 5 to 10 years.

DIRECTORY BUSINESS

TELEFÓNICA'S DIRECTORY BUSINESS

During the first quarter of 2002, TPI Group experienced substantial growth in revenues, EBITDA, and net income. Revenues rose 156.1% to 62.9 million euros, and the EBITDA went from a negative –9.1 million euros for the first quarter of 2001 to a positive 7.5 million euros this quarter. The net income earned stood at 2.5 million euros compared to a loss of 7.8 million euros obtained for the same period last year. These good results were fundamentally due to:

- The incorporation of TPI Perú into the Group's consolidated statements.
- TPI España's good performance. Its revenues rose 45.2% to 21.3 million euros.
- The improvement in the margin of the Publiguías Directories as a result of the new contract signed with TCTC.

It is important to again recall that the seasonal nature of the revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardized, nor can they be extrapolated at the end of the year.

Since the first quarter results do not really represent the impact on the year as a whole, the TPI group has facilitated forecasts on its main financial indicators for the end of the year. These forecasts indicate that TPI Group's revenues are expected to increase from 7% to 9%. This expected growth in revenues, together with a cost containment policy implemented in all business units, makes the company's expected EBITDA for the end of the year to rise from 13% to 16%.

TPI España contributes 35% of the Group's revenues. Its contribution to the group's consolidated EBITDA is a negative 1.7 million euros. Revenues rose 45.2% to 21.3 million euros mainly because of the organic growth of 7.3% experienced by each of the 6 Yellow Page Directories that were published, the publication of 5 White Page Directories that were not published in the same period of the previous year and whose organic growth was 15.9%, as well as a significant increase for the multimedia product (66.3%).

Latin America contributed the remaining 65% of the revenues and enabled the Group to obtain a positive EBITDA. TPI Perú obtained revenues totaling 30.3 million euros, which is 48% of the Group's total revenues, thanks to the publication of the Lima directory, which revenues, in local currency, of this edition were 6.9% above the previous edition, and it contributed 11.5 million euros to the Group's consolidated EBITDA.

Publiguías experienced organic growth of 9% in local currency, which translates into a 4.1% growth in euros because of the depreciation of the Chilean peso against the euro. TPI Brasil grew 157.7% in revenues this quarter, being the multimedia product the main source of revenues.

Operating costs rose 66.5% over the same period of last year mainly because of the incorporation of TPI Perú and increased activity from TPI España, with the publication of 5 additional White Pages directories. Excluding the incorporation of TPI Perú, operating expenses would have risen 15.5%.

The Group attained a positive EBITDA amounting to 7.5 million euros compared to a negative EBITDA of –9.1 million euros in the first quarter of 2001.

CALL CENTER BUSINESS

ATENTO

During the first quarter of the year, commercial activity at Atento Group continued to focus on increasing the diversification of revenues, having reached an increase of customers from outside the Group, over the same period last year. This increase mainly took place in the financial sector (BBVA, SCH, Banco de Brasil and Unibanco), although the telecommunications sector continues to be the main contributor (AT&T, NTT, Alestra and Avantel are examples of customers).

As for the BBVA agreement, the Spanish Antitrust Committee has announced its approval, and this will enable the Group to consolidate its telephone banking services.

Given the different types of services provided, the information services and traditional customer services departments continue to contribute the most to the total revenues, with percentages near 80% of the total, while telesale services total 10%, telecharge services 4%, and the rest corresponding to value-added and consulting services.

From the operations standpoint, Atento had as of March 31, 2002, 28,238 positions, up 7.2% from March 2001 but down 4.5% from the end of last year. Lower personnel levels resulted from the closing of Atento Italia, in line with the current focus to turn the installed plant profitable. These positions are serviced by 45,476 employees, 2,943 employees more than the same period last year (2,261 less than December 2001). Occupancy levels at the centers are at 77%, 2 p.p. lower than the end of the first quarter 2001, due to an increase in the number of operating units in Brazil, Mexico D.F. and Morocco throughout 2001 and 3 percentage points below December 2001.

From a financial standpoint, accumulated revenues in the first quarter totaled 156.4 million euros, up 1.9% from year to year, mainly because of the mentioned increase in revenues from customers outside of the Group.

The average revenue per occupied position during the quarter reached 2,548 euros, down 4.3% from the same period last year, as a result of the increased number of positions.

Operating costs totaled 145.9 million euros, up 2.7% from the first quarter of 2001. This increase was mainly due to wage increases in Spain in the neighborhood of 9% after the signature of the Collective Agreement for 2002. These costs were partially offset by positive changes in the costs of supplies and outsourcing, which dropped by 18.8% and 13.9%, respectively, compared to the first quarter of 2001.

As a result of the evolution in revenues and costs, EBITDA for the first quarter totaled 10.4 million euros, 8.5% lower than the same period last year, and the EBITDA margin was 6.7%, 0.7 p.p. lower than the first quarter of 2001.

As for Capex made by Grupo Atento during the first quarter of 2002, it amounted to 9.2 million euros, 52% less than the same period 2001, as a result of the consolidation of existing operations.

BROADBAND CAPACITY MANAGEMENT BUSINESS

EMERGIA

The operating revenues of Emergia during the first quarter of 2002 totaled 11.6 million euros. The company has been able to maintain this level of revenues due to the sale and rental of capacity in a complex and competitive environment, marked by the financial difficulties experienced by competitors and customers.

Operating expenses rose to 20.7 million euros. The comparison of the financial results with the same period last year would not be meaningful because Emergia was still in the pre-operational period.

Changes in revenues and expenses allowed the company to attain an EBITDA of negative 9.5 million euros, with an improvement of 28.1% from last year.

It is important to mention that Emergia has followed a conservative accounting policy in its capacity swaps with other operators. In this sense, the capacity sold is registered in the P&L as revenue during the useful life of the cable, and the capacity purchased is registered as a cost, in the same manner as the revenue.

In any event and following a conservative accounting policy, Emergia has decided not to recognize any kind of positive results when the net balance is positive between revenues and costs corresponding to transactions made with carriers who have filed for Chapter 11 protection in the United States of America.

Lastly, throughout the quarter, the company has continued to implement the policy of signing commercial agreements to offer its clients better service. In this sense it has reached an agreement whereby Emergia obtains the right to use a ring in Miami that joins the NAP of the Americas (where the main carriers in the city of Miami are located), Telefónica Data's Miami TIC, and Emergia's landing station in Boca Raton. This protected ring enables Emergia the possibility to offer its own connection in the main interconnection points in the city of Miami. From a commercial stand point this implies that the company is able to rely on a more competitive service portfolio. From the operational point of view it implies a better flexibility in capacity activation and in a better management of circuits with origin and/or termination in Miami gives better conditions to activate capacity faster and to achieve better performance. Telefónica Group benefits from an extended circuit providers offering to several destinations in the USA, due to the fact that Emergia is interconnecting with its own infrastructure to NAP of the Americas.

FOR ADDITIONAL INFORMATION, CONTACT:

Investor Relations Department.
Gran Via 28, floor 3, 28013 Madrid.
Tel: 91-584 47 00 / 584 47 02 / 584 47 13.
Fax: 991-531 99 75.
E-mail: ezequiel.nieto@telefonica.es
E-mail: jaime.nicolasmoure@telefonica.es
E-mail: dmaus@telefonica.es
E-mail: dgarcia@telefonica.es

www.telefonica.com/ir/eng

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

- Telefónica, S.A. *directly participates in the share capital of* Endemol Entertainment Holding, N.V. and Mediaways GmbH Internet Services, S.A., which have been considered into Admira Media Group, S.A. and Telefónica Data, S.A., respectively.

- Telefónica Holding Argentina, S.A. (the former CEI Citiorp) holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for the purposes of the pro-forma financial statements, are 100% consolidated in Admira Media Group

- In the case of Company de Telecomunicaciones de Chile, S.A. (CTC) and Telecomunicaciones de Säo Paulo S.A. (Telesp), owned by Telefónica Latinoamérica, although its process of segregation has not yet finished, the activities of the mobile telephony business in Chile has already been assigned to Telefónica Móviles and the activities of the data business in Brazil has been assigned to Telefónica Data.

- With regard to the businesses that remain consolidated within TASA under Telefónica Latin America, *the previously mentioned reorganization, we note that* these companies will continue to include their respective directories activities which have also been added on a proforma basis to the TPI Group, in line with our vision for Telefónica's directories business.

- Following the agreement with Iberdrola, Telefónica S.A. has acquired in December 2001 and February 2002, several participations in the fixed and cellular companies in Brazil. This participations has been consolidated in Telefónica Latinoamérica and Telefónica Móviles financial statements, according *to the presentation of Telefónica results by global business lines, and assuming* this stakes will be transfer to the above mentioned subsidiaries.

SIGNIFICANT EVENTS:

- On May 8, 2002, Sogecable and Telefónica, through their media subsidiary Admira, reached an agreement to integrate DTS (Vía Digital) with Sogecable. The operation will be carried out through a capital increase for Sogecable, which Vía Digital shareholders will subscribe up to a 23% capital increase in Sogecable to be paid in with the contribution of shares of Via Digital. The efficacy of this agreement – which also includes Sogecable's acquisition of Admira's interest in Audiovisual Sport – is subject to authorization from the appropriate authorities.

  As a result of this agreement, Telefónica will have an interest in Sogecable's capital equal to the holdings of both Prisa and Groupe Canal+: 16.38%, in the event that 100% of Vía Digital shareholders take part in the capital increase. The increase, however, will not be integrated into the shareholder agreement signed by Prisa and Groupe Canal+.

The union of these two companies will give rise to the leading operator of pay television in Spain, with more than 2.5 million subscribers and aggregated revenues in 2001 of 1.300 billion euros.

- On May 6, 2002, Telefónica Móviles signed the definitive agreement with Pegaso PCS shareholders to acquire 65% of the company's capital from Sprint, Leap Wireless, and other non-Mexican financial investors, in the amount of 87 million dollars, which will be paid in cash. The remaining stake (35%) will remain in the hands of Grupo Burillo, headed by Alejandro Burillo, which will continue on as a strategic partner by contributing its vast knowledge of the Mexican market. The total worth of Pegaso PCS has been set at 1.360 billion dollars. The transaction is subject to authorization from Mexican regulatory authorities. Subsequently, Telefónica Móviles and Grupo Burillo will perform a capital increase in Pegaso totaling between 326 and 488 million dollars. Telefónica Móviles will subscribe 65% of this amount in order to amortize short-term debt and to increase the company's financial strength. Then, Telefónica Móviles and Grupo Pegaso will combine Telefónica Móviles' operations in northern Mexico into a new company, in which TEM will have a controlling interest of between 90 and 92%.

- On April 25, 2002, Anatel awarded Telefónica a license to operate long distance, national, and international traffic in Brazil, making it the first operator to offer this service to its subscribers once it complied with the telephone service universalization goals established by Anatel following sectoral privatization in July 1998. This license also authorizes Telefónica to offer local telephone service outside the area of its concession, São Paulo, and to operate in this manner throughout the country. In addition, it can extend its operations into the national market for corporate data transmissions and expand its mobile telephony business, thanks to the joint venture it has with Portugal Telecom. On March 4, 2002, Telefónica obtained the Anatel certificate after becoming the first fixed telephony operator in Brazil to comply with the goals in its concession area last September, two years and three months ahead of schedule. The main goals completed were: elimination of waiting lists, installation of new telephone lines in a maximum of two weeks, and intensive coverage of São Paulo state with public telephones.

- On April 23, 2002, Telefónica Móviles launched Generation 2.5 mobile telephony in Brazil, through CDMA 1xRTT technology. This enables the firm to offer services and platforms similar to the ones it offers in Spain, Germany, and Morocco through GPRS. These include greater data transmission speed, always-on connection, and a system of rates broken down by data packet. This technology facilitates data transmission speed of 144Kbps, more than the 14.4Kbps of second generation services and fixed telephone services offered in Brazil (56 Kbps). Telefónica Celular handled this product launch in Rio de Janeiro, with Telesp Celular performing the parallel function in São Paulo. These launches were designed during the interim period prior to the final approval from Anatel of the Joint Venture uniting the assets of both groups.

- On April 15, 2002, the General Shareholders' Meeting approved the renewal of the Board of Directors, to which the following have been appointed for a five-year period: José Antonio Fernández Rivero, representing BBVA; and Gonzalo Hinojosa Fernández de Angulo, Pablo Isla Álvarez de Tejera, and Enrique Used Aznar, as independent members. In addition, the following board members were re-elected for a new five-year term: César Alierta Izuel and Maximio Carpio García. On the other hand, Telefónica's Board of Directors approved the appointment of José Ignacio Goirigolzarri Tellaeche, CEO of BBVA, as Vice President of the Board, replacing Pedro Luis Uriarte.

- On March 14, 2002, Telefónica Móviles announced the launch of a new multi-access portal, accessible from a mobile phone, computer, or PDA, which will integrate messaging and mobile Internet services for operators and suppliers of applications and content, as well as customer management services, among others. Group 3G will be the first operator of the Group to launch this service, and it will be presented during CEBIT.

CHANGES IN THE PERIMETER AND CRITERIA OF CONSOLIDATION FOR ACCOUNTING

During the period ended March 31, 2002, the following changes in the consolidation perimeter took place:

Telefónica

In January, Telefónica, S.A. acquired 50,000 shares in Endemol Entertainment Holding, N.V. (Endemol) for 2 million euros. With this operation, Grupo Telefónica has a 99.47% capital interest in Endemol. The company continues to be incorporated in the consolidated financial statements of Grupo Telefónica by the global integration method.

In January, Telefónica, S.A. created the fully-owned subsidiary Telefónica Capital, S.A., contributing 6 million euros, all of the initial capital of the company in question. The company was incorporated into the consolidated financial statements of Grupo Telefónica at its purchase price, since its activities have not yet been initiated.

In February, Telefónica, S.A. participated in establishing the Brazilian company Telefónica Factoring do Brasil, S.A., subscribing and paying out 960,000 euros, 40% of the company's initial capital. The company has been incorporated into the consolidated financial statements of Grupo Telefónica by the equity value it contributed.

The corporation Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.) a fully-owned subsidiary of Telefónica, S.A., increased its capital in January by 1.92 million euros. These were subscribed and paid out in their entirety by the principal company. The company continues to be incorporated into the consolidated financial statements of Grupo Telefónica by the global integration method.

In March, the last part of the agreement was completed between Telefónica, S.A. and Iberdrola, S.A., whereby the former will acquire all shareholdings previously held by Grupo Iberdrola in the Brazilian operators where both groups are shareholders, directly or indirectly. Telefónica, S.A. has acquired 3.38% of the capital in Tele Leste Celular Participações, S.A., in exchange for 799,411 shares in Telefónica, S.A. The company, which had been incorporated into the financial statements of Grupo Telefónica by the equity method during 2001, is now being integrated by the global integration method.

Telefónica Datacorp Group

In January, Telefónica Datacorp, S.A. acquired 100% of the HighwayOne Germany corporation, paying out 1.38 million euros in the transaction. The company is being incorporated into the consolidated financial statements of Grupo Telefónica by the global integration method.

Austrian company European Telecom International, GmbH, a fully-owned subsidiary of Telefónica Data Holding, S.L., which is in turn a fully-owned subsidiary of Telefónica Datacorp, S.A., which had been incorporated during fiscal 2001 by the global integration method, is now being consolidated, based on management criteria, by the equity method in this fiscal year.

Telefónica de España Group

During the first quarter of this year, the fully-owned subsidiary of Telefónica de España. S.A., Telefónica Cable, S.A., acquired the following:

- 27% capital in Telefónica Cable Andalucía, S.A.

- 11% capital in Telefónica Cable Navarra, S.A.

- 10% capital in Telefónica Cable Catalunya, S.A.

- 10% capital in Telefónica Cable Madrid, S.A.

- 43.25% capital in Telefónica Cable Castilla y León, S.A.

With these acquisitions, Telefónica Cable, S.A., the parent company in all of these companies, holds 100% of the capital in these companies, except for Telefónica Cable Castilla y León, S.A., where it holds a 97.25% stake. The payout made was 4.83 million euros. The companies continue to be incorporated into the consolidation perimeter of Grupo Telefónica by the global integration method.

Telefónica Móviles Group

Telefónica Móviles, S.A. sold 2% of its associate company Mobipay Internacional, S.A. for 409,000 euros, reducing its percentage in the company's capital to 36%. The company continues to be incorporated into the consolidation perimeter of Grupo Telefónica by the equity method.

Telefónica Móviles, S.A. acquired an additional 16.3% in the capital of subsidiary Telefónica El Salvador Holding, S.A. de C.V., paying out 28.67 million euros in the transaction. The company continues to be incorporated into the consolidation perimeter of Grupo Telefónica by the global integration method.

Telefónica Móviles, S.A. acquired an additional 16.3% in the capital of subsidiary Telefónica Centroamérica Guatemala Holdings, S.A., paying out 28.67 million euros in the transaction. The company continues to be incorporated into the consolidation perimeter of Grupo Telefónica by the global integration method.

Admira Media Group

Pursuant to existing commitments for the sale of a stake in Grupo Uniprex by Grupo Admira Media, S.A. to Grupo Antena 3 de Televisión, the financial results of these companies are now incorporated by the equity method.

TPI Group

During the first quarter of the year, TPI has acquired the participation of Telefonica del Peru in Guitel, the directories business in this country. This company continues to be consolidated by the global integration method.

Telefónica Group
Market Size

Unaudited figures (Thousands)

	January - March 2002	January - March 2001	% Chg. 02/01	Weigthed (*) 2002	Weigthed (*) 2001	% Chg. 02/01
Lines in service	45,410.2	43,259.1	5.0	39,632.2	37,553.9	5.5
In Spain	21,100.5	20,600.3	2.4	21,100.5	20,600.3	2.4
In other countries(1)	24,309.7	22,658.8	7.3	18,531.7	16,953.6	9.3
Cellular customer	33,271.5	27,163.5	22.5	24,607.1	19,292.6	27.5
In Spain	17,315.0	14,246.3	21.5	16,051.0	13,192.1	21.7
In other countries(2)	15,956.5	12,917.2	23.5	8,556.1	6,100.5	40.3
Pay TV Services (3)	1,148.9	1,025.2	12.1	727.0	655.2	11.0
In Spain	808.3	674.0	19.9	393.1	327.8	19.9
In other countries	340.6	351.2	(3.0)	333.9	327.4	2.0
Total	**79,830.6**	**71,447.8**	**11.7**	**64,966.3**	**57,501.7**	**13.0**

(*) Weighted by the equity interest in each of the companies.

(1) Lines in service: includes all in service as of March 2002 and 2001 , for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp and CanTV.

(2) Cellular customers: Includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, CRT Celular, TeleSudeste Celular, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam and CanTV Celular.

(3) Pay TV services: Includes all pay TV customers of Via Digital in Spain and Cable Mágico in Peru

Telefónica Group
Selected Financial Data

Unaudited figures (Euros in millions)

	January-March 2002	January-March 2001	% Chg. 02/01
Operating revenues	7,418.6	7,603.3	(2.43)
EBITDA	3,044.7	3,128.2	(2.67)
Operating profit	1,208.0	1,355.6	(10.88)
Income before taxes	(143.02)	523.9	c.s.
Net Income	121.1	431.8	(72.0)
Net incomer per share	0.03	0.09	(72.8)
Avg. N° of shares, millions (1)	**4,765.4**	**4,621.5**	**3.1**

(1) Average number of shares of the period. It includes capital increases to fund the acquisition of the cellular companies from Motorola, as well as the issuance of new shares with respect to convertible bonds, weighted for the number of days listed. Bonus capital increases charged to reserves, which do not involve any change in the ownership structure, are considered as of 1st of January

The total number of shares at the end of the period is 4,765,354,202

Telefónica Group
Results by Companies

Unaudited figures

(Euros in millions)

	REVENUES			EBITDA			OPERATING PROFIT		
	January-March			January-March			January-March		
	2002	2001	% Chg.	2002	2001	% Chg.	2002	2001	% Chg.
Telefónica de España G.	2,518.7	2,588.7	(2.7)	1,126.9	1,255.7	(10.3)	448.1	579.0	(22.6)
Cellular Businesses	2,348.8	2,021.6	16.2	940.8	754.5	24.7	580.2	430.7	34.7
Telefónica Latinoamérica G.	2,155.1	2,594.7	(16.9)	1,050.0	1,291.5	(18.7)	419.0	634.4	(33.9)
Telefónica Data G.	456.8	406.4	12.4	16.9	7.3	133.3	(37.7)	(32.5)	15.8
Terra-Lycos G.	159.5	177.2	(10.0)	(46.8)	(82.7)	(43.4)	(87.2)	(115.2)	(24.3)
Directories Businesses	68.0	51.6	31.7	6.9	(10.9)	c.s.	(0.5)	(16.3)	(96.7)
Admira Media G.	217.8	283.7	(23.2)	6.8	10.5	(35.4)	(9.0)	(6.7)	33.7
Atento G.	156.4	153.5	1.9	10.4	11.4	(8.5)	(12.9)	(4.8)	169.7
Others affiliates	294.4	297.3	(1.0)	(49.0)	(55.8)	(12.2)	(93.3)	(80.0)	16.7
Eliminations	(956.9)	(971.4)	(1.5)	(18.2)	(53.0)	(64.9)	1.4	(33.1)	c.s.
Group	**7,418.6**	**7,603.3**	**(2.4)**	**3,044.7**	**3,128.2**	**(2.7)**	**1,208.0**	**1,355.6**	**(10.9)**

Telefónica S.A.
Consolidated Income Statement Full Consolidation

Unaudited figures (Euros in millions)

	January-March		
	2002	2001	% Chg.
Operating revenues	7,418.6	7,603.3	(2.4)
Internal expend cap. in fixed assets (1)	102.4	110.2	(7.1)
Operating expenses	(4,344.8)	(4,410.9)	(1.5)
Supplies	(1,774.9)	(1,651.2)	7.5
Personnel expenses	(1,273.0)	(1,333.4)	(4.5)
Subcontracts	(1,174.0)	(1,293.4)	(9.2)
Taxes	(123.0)	(132.8)	(7.4)
Other operating income (expense) net	(131.4)	(174.4)	(24.6)
EBITDA	**3,044.7**	**3,128.2**	**(2.7)**
Depreciation and amortization	(1,836.6)	(1,772.7)	3.6
Operating profit	**1,208.0**	**1,355.6**	**(10.9)**
Profit from associated companies	(126.8)	(141.1)	(10.1)
Financial income (expense) net	(856.1)	(487.7)	75.6
Amortization of goofwill	(170.0)	(232.1)	(26.8)
Extraordinary income (expense) net	(198.2)	29.3	c.s.
Income before taxes	**(143.0)**	**523.9**	**c.s.**
Income taxes	179.1	(205.0)	c.s.
Net income before minority interests	**36.1**	**319.0**	**(88.7)**
Minority interests	84.9	112.8	(24.7)
Net income	**121.1**	**431.8**	**(72.0)**
Average shares (millions) (2)	**4,765.4**	**4,621.5**	**3.1**
Net income per share	***0.03***	***0.09***	**(72.8)**

(1) Including work in process.

(2) Average number of shares of the period. It includes capital increases to fund the acquisition of the cellular companies from Motorola, as well as the issuance of new shares with respect to convertible bonds, weighted for the number of days listed. Bonus capital increases charged to reserves, which do not involve any change in the ownership structure, are considered as of 1st of January
The total number of shares at the end of the period is 4,765,354,202

Telefónica S.A.
Consolidated Balance Sheet

Unaudited figures (Euros in millions)

	March 2002	March 2001	% Chg. 02/01
Subscribed shares not pad-in	350.4	477.3	(26.6)
Long-term assets	62,140.9	67,527.5	(8.0)
Start up expenses	725.8	517.1	40.4
Intangible net assets	17,100.3	19,952.3	(14.3)
Fixed net assets	34,987.7	39,094.9	(10.5)
Investment	9,327.3	7,963.3	17.1
Goodwill on consolidation	8,769.2	8,894.2	(1.4)
Deferred expenses	690.4	831.0	(16.9)
Current assets	13,719.2	16,107.1	(14.8)
Inventories	839.5	849.5	(1.2)
Accounts receivable	8,753.4	10,488.1	(16.5)
Short-term investments	2,958.5	3,430.0	(13.7)
Cash and banks	651.7	620.9	5.0
Others	516.1	718.6	(28.2)
Assets = Liabilities	**85,670.1**	**93,837.2**	**(8.7)**
Shareholder's equity	24,845.9	26,052.9	(4.6)
Minority Interests	7,351.9	9,316.2	(21.1)
Badwill on consolidation	10.2	87.5	(88.3)
Deferred income	1,340.9	1,565.3	(14.3)
Provisions for risks and expenses	5,720.8	6,695.6	(14.6)
Long-term debt	25,921.5	23,633.6	9.7
Accrued taxes payable	1,412.7	1,696.8	(16.7)
Short-term debt including current maturities	9,126.0	9,997.9	(8.7)
Interest payable	356.8	437.0	(18.3)
Others crediters	9,583.4	14,354.4	(33.2)
Financial Data			
Consolidated net debt (1)	28,684.0	29,580.6	(3.0)
Consolidated debt ratio (2)	**45.0%**	**43.4%**	**1.6p.p.**

(1) Net debt: Long-term debt (excluding debt with minority partners) + Short-term debt including current maturities - Short-term investments - Cash and banks.

(2) Debt ratio: Net debt /(Shareholders' equity + Minority Interests + Deferred income + Accrued taxes payable + Net debt)

Telefónica de España Group
Selected Operating Data

Unaudited figures

	March		% Chg.
	2002	2001	02/01
Lines in service (thousands) (1)	21,100.5	20,599.1	2.4%
PSTN lines	15,937.9	16,320.1	(2.3%)
ISDN basic access	830,025	712,830	16.4%
ISDN primary access	15,062	14,551	3.5%
ADSL connections	527,604	87,220	504.9%
Employees	40,810	41,095	(0.7%)
Lines/employees (1)	517.0	501.3	3.2%
Traffic (million of minutes)	35,160	34,004	3.4%
% ADSL coverage (2)	81.3%	66.2%	15.1 p.p.

(1) Basic telephony lines (including public telephones, Ibercom, ISDN -basic access-, ADSL connections and connections lines with PABX)

(2) Degree of effective ADSL coverage for Basic Service.

Telefónica de España Group
Operating Revenues (Individual)

Unaudited figures (Euros in millions)

	January-March 2002	January-March 2001	% Chg.
Revenue derived from usage	**1,286.8**	**1,492.7**	**(13.8)**
Local	424.3	488.7	(13.2)
Provincial	122.6	145.5	(15.7)
Domestic long distance	177.1	249.7	(29.1)
International long distance (outgoing) (1)	99.2	173.5	(42.8)
Fixed to mobile	355.1	375.3	(5.4)
Interconnection International (Incoming)	74.2	65.1	13.9
Interconnection National Operators (1)	109.4	123.2	(11.2)
Others (2)	(67.9)	(122.7)	(44.7)
Monthly fee	940.8	816.3	15.3
Connection fee	59.0	64.2	(8.1)
Customer equipments	76.6	65.3	17.4
Others	60.7	55.2	10.0
Total operating revenues	**2,424.0**	**2,493.7**	**(2.8)**

(1) Net of foreign participation

(2) Including discounts, special services, IRIS services and others.

Telefónica de España Group
Consolidated Income Statement

Unaudited figures		(Euros in millions)	
	January-March		
	2002	2001	% Chg.
Operating revenues	2.518,7	2.588,7	(2,7)
Telefónica de España	2.424,0	2.493,7	(2,8)
Others and eliminations	94,6	85,0	(0,4)
Internal expend capitalized in fixed assets (1)	41,0	42,9	4,3
Operating expenses	(1.408,3)	(1.355,6)	3,9
Other operating income (expense) net	(24,5)	(20,3)	20,8
EBITDA	**1.126,9**	**1.255,7**	**(10,3)**
Depreciation and amortization	(678,8)	(676,7)	0,3
Operating profit	**448,1**	**579,0**	**(22,6)**
Profit from associated companies	(0,3)	0,0	n.s.
Financial income (expense) net	(101,7)	(104,9)	(3,0)
Amortization of goodwill	(1,2)	(0,1)	n.s.
Extraordinary income (expense) net	(66,1)	51,6	c.s.
Income before taxes	**278,8**	**525,7**	**(47,0)**
Income taxes	(46,3)	(143,1)	(67,7)
Net income before minority interests	**232,5**	**382,6**	**(39,2)**
Minority interests	0,0	0,0	0,0
Net Income	**232,5**	**382,6**	**(39,2)**

(1) Including works in process

Telefónica Latinoamérica Group
Companies Financial Data

Unaudited figures (Euros in millions)

	January - March		
	2002	2001	% Chg
Telesp (1)			
Operating revenues	1,138.8	1,101.2	3.4
EBITDA	581.5	563.0	3.3
EBITDA margin	51.1%	51.1%	(0.1 p.p.)
Telefónica de Argentina			
Operating revenues	342.9	712.5	(51.9)
EBITDA	179.0	370.0	(51.6)
EBITDA margin	52.2%	51.9%	0.3 p.p.
Telefónica CTC Chile			
Operating revenues	335.6	353.6	(5.1)
EBITDA	140.4	140.9	(0.4)
EBITDA margin	41.8%	39.8%	2.0 p.p.
Telefónica del Perú			
Operating revenues	342.6	324.3	5.6
EBITDA	159.3	166.6	(4.4)
EBITDA margin	46.5%	51.4%	(4.9 p.p.)

Note: EBITDA before management fees

Note: Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica CTC Chile and Telefónica del Perú include Sonda and CableMágico, respectively.

(1) EBITDA before management fee includes Sistel adjustment for both '01 and '02, plus 4.6 million euros in 2002, taken from inventory reserves.

Telefónica Latinoamérica Group
Selected Operating Data

Unaudited figures

	January-March		
	2002	2001	% Chg.
Lines in service (thousands)	**21,614**	**20,024**	**7.9%**
Telesp	12,577	11,195	12.3%
Telefónica de Argentina	4,546	4,392	3.5%
Telefónica CTC Chile	2,746	2,726	0.8%
Telefónica del Perú	1,745	1,712	1.9%
ADSL connections	**273,432**	**68,751**	
Telesp	215,671	61,203	252.4%
Telefónica de Argentina	28,613	2,180	n.s.
Telefónica CTC Chile	19,642	1,701	n.s.
Telefónica del Perú (1)	9,506	1,667	470.2%
% ADSL coverage			
Telesp	70%	61%	8.9 p.p.
Telefónica de Argentina	56%	48%	8.4 p.p.
Telefónica CTC Chile	60%	31%	29.0 p.p.
Telefónica del Perú	56%	44%	11.7 p.p.
Total traffic (million of minutes) (2)	**27,960**	**26,297**	**6.3%**
Telesp	17,285	14,759	17.1%
Telefónica de Argentina	5,174	5,484	(5.6%)
Telefónica CTC Chile	3,756	3,953	(5.0%)
Telefónica del Perú	1,745	2,101	(16.9%)
Employees (3)	**30,369**	**34,818**	**(12.8%)**
Telesp	10,557	13,472	(21.6%)
Telefónica de Argentina	8,665	8,940	(3.1%)
Telefónica CTC Chile	6,163	7,444	(17.2%)
Telefónica del Perú	4,984	4,962	0.4%
Lines/Employees (4)	**712**	**575**	**23.7%**
Telesp	1,191	831	43.4%
Telefónica de Argentina	525	491	6.8%
Telefónica CTC Chile	812	599	35.7%
Telefónica del Perú	480	345	39.0%

Note: The data for Telefónica CTC Chile are for Fixed Telephony (FTO) and Sonda. TdP data include FTO and Cablemágico.

TASA modified its fiscal year. Therefore, the data are for the January-March '01 and January-March '02 periods

(1) For TdP, includes CABLENET lines in service.

(2) Includes total local traffic billed and incoming and outgoing LDN and LDI.

(3) Telesp includes effective endowment made by Telesp, Assist and long distance in both March 2002 and March 2001. TASA includes effective endowment made by the company, including Interactiva, a criterion adopted retroactively. In CTC, the number of employees as of March 2001 includes employees assigned to CSC for the current fiscal year.

(4) Calculated ratio with effective endowment made by Fixed Telephony Operator (FTO). In CTC is not included Istel employees or repairers and installers.

Telefónica Latinoamérica Group
Consolidated Income Statement

Unaudited figures (Euros in millions)

	January-March		
	2002	2001	% Chg.
Operating revenues	2,155.1	2,594.7	(16.9)
Internal expend capitalized in fixed assets (1)	26.4	44.7	(40.8)
Operating expenses	(1,042.5)	(1,278.2)	(18.4)
Other operating income (expense) net	(89.1)	(69.8)	27.6
EBITDA	**1,050.0**	**1,291.5**	**(18.7)**
Depreciation and amortization	(631.0)	(657.1)	(4.0)
Operating profit	**419.0**	**634.4**	**(33.9)**
Profit from associated companies	0.9	(2.0)	c.s.
Financial income (expense) net	(574.8)	(197.9)	190.4
Amortization of goodwill	(22.1)	(20.6)	7.2
Extraordinary income (expense) net	*(12.7)*	*(76.3)*	(83.3)
Income before taxes	**(189.8)**	**337.6**	**c.s.**
Income taxes	132.6	(121.4)	c.s.
Net income before minority interests	**(57.2)**	**216.2**	**c.s.**
Minority interests	(15.4)	(41.7)	(63.1)
Net income	**(72.6)**	**174.5**	**c.s.**

(1) Including works in process

Telefónica Móviles Group
Selected Operating Data

Unaudited figures

	CELLULAR CUSTOMERS		(Thousands)
	March - 2002	% Chg 02/01	Weighted % Partic(1)
T Móviles España	17.315	21,5%	16.051
CelularCRT	1.867	21,0%	699
TeleSudeste Celular	3.123	20,0%	2.408
TeleLeste Celular	851	19,1%	219
TCP Argentina	1.696	(8,4%)	1.540
T Móviles Perú	1.131	22,8%	1.027
TEM El Salvador	221	(7,1%)	125
TEM Guatemala	142	(7,3%)	89
NewComm Wireless Puerto Rico (2)	186	9,8%	-
Telefónica Móviles México	1.250	21,1%	1.158
Medi Telecom	1.235	113,6%	349
Telefónica Móvil Chile (3)	1.651	27,5%	721
Guam	91	-	48
Total Managed	30.760	21,4%	24,434

(1) Number of lines weighted for the Telefónica Group's stake in each company.

(2) Managed by TEM

(3) Managed by TEM and part-owned by the Telefónica Group.

Telefónica Móviles España
Selected Operating Data

Unaudited figures

	January-March		(Thousands)
	2002	2001	% Chg.
Cellular subscribers	17,315	14,246	21.5%
Contract	5,465	4,922	11.0%
Prepaid	11,849	9,324	27.1%
Subscribers net adds in year to date (a)			
Contract	166	155	7.1%
Prepaid	355	422	-15.8%
TME Penetration (b)	41.5%	34.2%	21.5%
Total airtime minutes, in millions (a)	7,102	6,080	16.8%
SMS	1,744	1,277	36.6%
Employees	4,388	4,091	7.3%

(a) January-March accumulated data.

(b) Telefónica Móviles España cellular lines / 100 inhabitants

Telefónica Móviles Group: Participated Companies
Selected Operating Data

Unaudited figures (Thousands)

	January-March		
	2002	2001	% Chg.
Europe and Mediterranean area customers	18,641	14,824	25.7%
Contract	5,568	4,954	12.4%
Prepaid	13,073	9,870	32.5%
Latin America customers (1)	10,282	8,022	28.2%
Contract	3,194	3,022	5.7%
Prepaid	7,088	5,001	41.7%
Total minutes (2)	**9,884**	**8,488**	**16.4%**

(1) Includes only Telefónica Móviles participations

(2) January-March accumulated minutes of the TEM consolidated companies

Telefónica Móviles Group
Selected Financial Data

Unaudited figures (Euros in millions)

	January - March		
	2002	2001	% Chg
Telefónica Móviles España			
Operating Revenues	1,574.0	1,299.9	21.1%
EBITDA	784.1	583.3	34.4%
EBITDA Margin	49.8%	44.9%	4.9 p.p.
Brazilian Companies (1)			
Operating Revenues	364.3	329.4	10.6%
EBITDA	143.1	150.5	-4.9%
EBITDA Margin	39.3%	45.7%	(6.4 p.p.)
Telefónica Móviles México			
Operating Revenues	126.6	-	
EBITDA	14.2	-	
EBITDA Margin	11.2%	-	
TCP Argentina			
Operating Revenues	73.9	196.3	-62.3%
EBITDA	17.9	20.6	-13.1%
EBITDA Margin	24.2%	10.5%	14 p.p.
Telefónica Móviles Perú			
Operating Revenues	76.9	68.1	12.9%
EBITDA	25.0	19.1	31.0%
EBITDA Margin	32.6%	28.1%	4.5 p.p.
T. Móviles Guatemala and El Salvador			
Operating Revenues	47.2	44.8	5.4%
EBITDA	14.2	(5.7)	c.s.
EBITDA Margin	30.0%	(12.7%)	c.s.

(1) TeleSudeste Celular, Teleleste and CRT Celular

Mobile Business of Telefónica Group
Consolidated Income Statement

Unaudited figures

	January-March 2002	2001	% Chg.
			(Euros in millions)
Operating revenues	2,348.8	2,021.6	16.2
Internal expend capitalized in fixed assets (1)	22.8	16.1	41.6
Operating expenses	(1,411.4)	(1,221.7)	15.5
Other operating income (expense) net	(19.3)	(61.6)	(68.7)
EBITDA	**940.8**	**754.5**	**24.7**
Depreciation and amortization	(360.7)	(323.8)	11.4
Operating profit	**580.2**	**430.7**	**34.7**
Profit from associated companies	(33.6)	(30.5)	10.2
Financial income (expense) net	(92.5)	(103.3)	(10.4)
Amortization of goodwill	(24.6)	(12.2)	101.7
Extraordinary income (expense) net	(5.5)	(48.9)	(88.8)
Income before taxes	**424.0**	**235.9**	**79.7**
Income taxes	(167.3)	(127.0)	31.7
Net income before minority interests	**256.6**	**108.9**	**135.8**
Minority interests	24.1	29.8	(19.2)
Net income	**280.7**	**138.6**	**102.5**

(1) Including works in process

Telefónica Móviles Group
Consolidated Income Statement

Unaudited figures

	January-March		(Euros in millions)
	2002	2001	% Chg.
Operating revenues	2,261.6	1,939.3	16.6
Internal expend capitalized in fixed assets (1)	22.8	16.1	41.6
Operating expenses	(1,349.9)	(1,150.0)	17.4
Other operating income (expense) net	(17.8)	(54.2)	(67.2)
EBITDA	**916.6**	**751.2**	**22.0**
Depreciation and amortization	(340.8)	(304.9)	11.8
Operating profit	**575.8**	**446.2**	**29.0**
Profit from associated companies	(33.6)	(30.4)	10.2
Financial income (expense) net	(77.8)	(84.9)	(8.4)
Amortization of goodwill	(20.6)	(7.3)	183.3
Extraordinary income (expense) net	(4.7)	(47.7)	(90.2)
Income before taxes	**439.1**	**275.9**	**59.2**
Income taxes	(168.8)	(130.9)	29.0
Net income before minority interests	**270.3**	**145.0**	**86.4**
Minority interests	16.4	9.4	74.6
Net income	**286.7**	**154.4**	**85.6**

(1) Including works in process

Telefónica Data Group
Consolidated Income Statement

Unaudited figures

	January-March		(Euros in millions)
	2002	2001	% Chg.
Operating revenues	456.8	406.4	12.4
Internal expend capitalized in fixed assets (1)	3.5	9.1	(61.2)
Operating expenses	(436.9)	(408.8)	6.9
Other operating income (expense) net	(6.5)	0.6	c.s.
EBITDA	**16.9**	**7.3**	**133.3**
Depreciation and amortization	(54.6)	(39.8)	37.2
Operating profit	**(37.7)**	**(32.5)**	**15.8**
Profit from associated companies	(5.2)	(0.2)	n.s.
Financial income (expense) net	(24.5)	(6.9)	254.8
Amortization of goodwill	*(20.2)*	*(20.4)*	*(1.2)*
Extraordinary income (expense) net	(5.1)	(3.5)	46.3
Income before taxes	**(92.7)**	**(63.5)**	**46.0**
Income taxes	33.5	(8.4)	c.s.
Net income before minority interests	**(59.2)**	**(71.9)**	**(17.6)**
Minority interests	15.7	11.4	37.7
Net income	**(43.5)**	**(60.5)**	**(28.1)**

(1) Including works in process

Admira Media Group
Consolidated Income Statement

Unaudited figures (Euros in millions)

	January-March		
	2002	2001	% Chg.
Operating revenues	217.8	283.7	(23.2)
Internal expend capitalized in fixed assets (1)	0.2	0.1	396.0
Operating expenses	(213.2)	(273.4)	(22.0)
Other operating income (expense) net	1.9	0.2	n.s.
EBITDA	**6.8**	**10.5**	**(35.4)**
Depreciation and amortization	(15.8)	(17.2)	(8.4)
Operating profit	**(9.0)**	**(6.7)**	**33.7**
Profit from associated companies	(65.2)	(30.4)	114.4
Antena 3 TV	(0.1)	8.4	c.s.
Via Digital	(31.4)	(33.2)	(5.4)
Others	(33.7)	(5.6)	502.4
Financial income (expense) net	(37.1)	(21.2)	74.8
Amortization of goodwill	(22.1)	(30.0)	(26.3)
Extraordinary income (expense) net	(43.4)	(2.6)	n.s.
Income before taxes	**(176.8)**	**(90.9)**	**94.4**
Income taxes	44.3	21.7	104.5
Net income before minority interests	**(132.5)**	**(69.3)**	**91.3**
Minority interests	(1.9)	6.1	c.s.
Net income	**(134.3)**	**(63.2)**	**112.5**

(1) Including works in process

Note: In March 2002, Onda Cero was consolidated within Antena 3.

Terra-Lycos Group
Selected Operating Data

Unaudited figures

	March 2002	March 2001	% Change
Total Subscribers (million)	**4.9**		
Access Subscribers (million)	4.4	4.5	(2.5)
% Pay	30%	24%	6.0 p.p.
% Free	70%	76%	(6.0 p.p.)
ADSL (thousand)	272	60	353.3
Spain	122	36	238.9
Latam	150	24	525.0
Comm. Services+Portal Subscribers (million)	0.52	n.s.	-
Total Pay Subscribers (million)	1.8	n.s.	-
Access	72%	n.s.	-
Communication Services+Portal	28%	n.s.	-
Average daily page views (million)	**450**	**431**	**4.4**
Unique users (million)	**115**	**99**	**16.2**

Terra-Lycos Group
Consolidated Income Statement

Unaudited figures (Euros in millions)

	January-March 2002	2001	% Chg.
Operating revenues	159.5	177.2	(10.0)
Internal expend capitalized in fixed assets (1)	0.3	0.1	198.2
Operating expenses	(200.9)	(252.7)	(20.5)
Other operating income (expense) net	(5.5)	(7.3)	(25.2)
EBITDA	**(46.8)**	**(82.7)**	**(43.4)**
Depreciation and amortization	(40.4)	(32.5)	24.4
Operating profit	**(87.2)**	**(115.2)**	**(24.3)**
Profit from associated companies	(21.0)	(112.5)	(81.3)
Financial income (expense) net	14.4	30.0	(51.9)
Amortization of goodwill	(65.7)	(127.6)	(48.6)
Extraordinary income (expense) net	(1.4)	65.5	c.s.
Income before taxes	**(160.8)**	**(259.8)**	**(38.1)**
Income taxes	30.0	85.5	(64.9)
Net income before minority interests	**(130.8)**	**(174.3)**	**(25.0)**
Minority interests	0.6	(0.2)	c.s.
Net income	**(130.2)**	**(174.5)**	**(25.4)**

(1) Including works in process

TPI Group - Yellow Pages
Operating figures in Spain

Non audited data

	March		
	2002	2001	% Var
Books Published			
Yellow Pages	6	6	0.0
White Pages	5	0	n.s.
(Euro million)			
Revenue Breakdown			
Advertising	20.0	13.7	45.7
Publishing	14.2	10.3	38.7
Yellow Pages	11.2	10.3	8.6
White Pages	3.1	0.0	n.s.
Other	0.0	0.0	n.s.
Internet	4.9	2.8	73.9
Operator Assisted Yellow Pages	0.9	0.6	34.4
Operator	0.6	0.0	n.s.
Other	0.7	1.0	(27.4)

TPI-Páginas Amarillas Group
Consolidated Income Statement

Unaudited figures (Euros in millions)

	January-March		
	2002	2001	% Chg.
Operating revenues	62.9	24.6	156.1
Operating expenses	(55.4)	(33.6)	64.7
EBITDA	**7.5**	**(9.1)**	**c.s.**
Depreciation and amortization	(7.0)	(3.8)	82.4
Operating profit	**0.6**	**(12.9)**	**c.s.**
Profit from associated companies	(0.3)	(0.2)	(77.1)
Financial income (expense) net	(2.4)	(1.9)	23.0
Amortization of goodwill	(0.8)	(0.5)	41.5
Consolidation adjustments	0.3	0.0	ns
Extraordinary income (expense) net	0.1	0.1	(54.1)
Income before taxes	**(2.5)**	**(15.4)**	**(83.7)**
Income taxes	1.7	5.4	(69.1)
Net income before minority interests	**(0.9)**	**(10.0)**	**(91.5)**
Minority interests	3.3	2.3	44.1
Net income	**2.5**	**(7.7)**	**c.s.**

Directories of Telefónica Group
Consolidated Income Statement

Unaudited figures (Euros in millions)

	January-March		
	2002	2001	% Chg.
Operating revenues	68.0	51.6	31.7
Internal expend capitalized in fixed assets (1)	0.0	(0.8)	c.s.
Operating expenses	(56.2)	(56.9)	(1.2)
Other operating income (expense) net	(4.9)	(4.8)	0.9
EBITDA	**6.9**	**(10.9)**	**c.s.**
Depreciation and amortization	(7.4)	(5.4)	38.8
Operating profit	**(0.5)**	**(16.3)**	**(96.7)**
Profit from associated companies	(0.3)	(0.2)	76.8
Financial income (expense) net	(6.4)	(5.8)	9.9
Amortization of goodwill	(0.5)	(0.5)	(13.1)
Extraordinary income (expense) net	(0.0)	0.0	n.s.
Income before taxes	**(7.7)**	**(22.8)**	**(66.2)**
Income taxes	1.7	4.8	(65.7)
Net income before minority interests	**(6.1)**	**(18.0)**	**(66.3)**
Minority interests	3.3	2.7	23.0
Net income	**(2.7)**	**(15.3)**	**(82.1)**

(1) Including works in process

Note: Includes all directory businesses of Grupo Telefónica from January 1, 2001

Atento Group
Consolidated Income Statement

Unaudited figures

	January-March		
(Euros in millions)	2002	2001	% Chg.
Operating revenues	156.4	153.5	1.9
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(145.9)	(142.1)	2.7
Other operating income (expense) net	(0.1)	(0.1)	(8.0)
EBITDA	**10.4**	**11.4**	**(8.5)**
Depreciation and amortization	(23.4)	(16.2)	44.3
Operating profit	**(12.9)**	**(4.8)**	**169.7**
Profit from associated companies	0.0	0.0	n.s.
Financial income (expense) net	(17.3)	(14.4)	20.0
Amortization of goodwill	(2.2)	(2.1)	5.2
Extraordinary income (expense) net	(1.1)	(2.1)	(47.2)
Income before taxes	**(33.5)**	**(23.4)**	**43.4**
Income taxes	6.0	3.8	57.7
Net income before minority interests	**(27.6)**	**(19.6)**	**40.6**
Minority interests	0.4	0.4	(3.3)
Net income	**(27.2)**	**(19.2)**	**41.6**

(1) Including works in process

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: May 17, 2002

By:________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors